As filed with the Securities and Exchange Commission on September 27, 1996
                                               Registration No. 333-____________
================================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                            --------------------

                                  FORM S-3
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933
                            --------------------

                         PRECISION CASTPARTS CORP.
           (Exact name of registrant as specified in its charter)

                OREGON                                93-0460598
     (State or other jurisdiction                  (I.R.S. Employer
   of incorporation or organization)              Identification No.)

        4600 S.E. HARNEY DRIVE                    WILLIAM D. LARSSON
        PORTLAND, OREGON 97206                     VICE PRESIDENT AND
           (503) 777-3881                       CHIEF FINANCIAL OFFICER
 (Address, including zip code, and              4600 S.E. HARNEY DRIVE
telephone number, including area code,           PORTLAND, OREGON 97206
 of registrant's principal executive                 (503) 777-3881
              offices)                    (Name, address, including zip code,
                                            and telephone number, including
                                            area code of agent for service)

                            --------------------

                                 COPIES TO:
           RUTH A. BEYER                             PAUL C. PRINGLE
         ROBERT J. MOORMAN                           BROWN & WOOD LLP
           JOHN R. THOMAS                          555 CALIFORNIA STREET
         STOEL RIVES LLP                       SAN FRANCISCO, CALIFORNIA 94104
        900 SW FIFTH AVENUE                       (415) 772-1200 (PHONE)
      PORTLAND, OREGON  97204                       (415) 397-4621 (FAX)
      (503) 224-3380 (PHONE)
       (503) 220-2480 (FAX)
                            --------------------

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
        As soon as practicable following the effectiveness of this
                          Registration Statement.

                            --------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the
following box: /   /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection
with dividend or interest reinvestment plans, check the following box. /   /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of
the earlier effective registration statement for the same offering. /   /
_________________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering. /   / ___________________
     If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box. /   /

                            --------------------

                      CALCULATION OF REGISTRATION FEE

===============================================================================================================
         PROPOSED
    TITLE OF EACH CLASS             PROPOSED             MAXIMUM              MAXIMUM
    OF SECURITIES TO BE           AMOUNT TO BE        OFFERING PRICE          AGGREGATE            AMOUNT OF
        REGISTERED                REGISTERED(1)        PER SHARE(2)        OFFERING PRICE      REGISTRATION FEE
- ---------------------------------------------------------------------------------------------------------------
       Common Stock             4,600,000 shares          $48.13            $221,398,000            $76,345
===============================================================================================================

(1) Includes 600,000 shares which the Underwriters have the option to purchase to cover any over-allotments.
(2) Determined solely for the purpose of calculating the Registration Fee pursuant to Rule 457 of the General Rules and Regulations under the Securities Act of 1933.

                            --------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                              EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with the public offering of the Common Stock initially in the United States and Canada (the "U.S. Prospectus") and one to be used in connection with the concurrent public offering of the Common Stock initially outside the United States and Canada (the "International Prospectus"). The two forms of prospectus are identical except that they contain a different front cover page. The form of U.S. Prospectus is included herein and is followed by the page (marked "Alternate Page for International Prospectus") to be used in the International Prospectus.

- --------------------------------------------------------------------------------
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
- --------------------------------------------------------------------------------

PROSPECTUS (Subject to Completion)
Issued September 27, 1996

                              4,000,000 SHARES

                         PRECISION CASTPARTS CORP.

                                COMMON STOCK

                        ----------------------------


  Of the 4,000,000 Shares of Common Stock offered, 3,200,000 Shares are being offered initially in the United States and Canada by the U.S. Underwriters
    and 800,000 Shares are being offered initially outside the United States and Canada by the International Underwriters. See "Underwriters." All
      of the Shares of Common Stock offered are being sold by the Company.
       The Company's Common Stock is listed on the New York, Philadelphia,
         Midwest and Pacific Stock Exchanges. On September 26, 1996, the
          reported last sale price of the Common Stock on the New York
                 Stock Exchange Composite Tape was $50 7/8.

        SEE "RISK FACTORS" AT PAGE 9 FOR INFORMATION THAT SHOULD BE
                   CONSIDERED BY PROSPECTIVE INVESTORS.

                        ----------------------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                            A CRIMINAL OFFENSE.

                            --------------------
                              PRICE $ A SHARE
                            --------------------


                                                 Underwriting
                                   Price to      Discounts and      Proceeds to
                                    Public       Commissions(1)      Company(2)
                                    ------       --------------      ----------
Per Share......................     $              $                   $

Total(3).......................   $              $                   $
- --------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2)  Before deducting expenses payable by the Company estimated at $500,000.
(3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 600,000 additional Shares at the price to public, less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be $________, $________ and $________, respectively. See "Underwriters."

                            --------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters, and subject to approval of certain legal matters by Brown & Wood LLP, counsel for the Underwriters. It is expected that the delivery of the Shares will be made on or about ___________, 1996, at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in same day funds.

                            --------------------
MORGAN STANLEY & CO.                                        GOLDMAN, SACHS & CO.
      Incorporated
__________________, 1996

NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            -------------------

                             TABLE OF CONTENTS

                                                                            Page
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
Prospectus Summary.........................................................   3
Risk Factors...............................................................   9
Use of Proceeds............................................................  12
Price Range of Common Stock and Dividends..................................  13
Capitalization.............................................................  14
Selected Historical Consolidated Financial Data............................  15
Pro Forma Combined Financial Statements....................................  17
Management's Discussion and Analysis of Financial Condition
 and Results of Operations.................................................  23
Business...................................................................  27
Management.................................................................  37
Description of Capital Stock...............................................  38
Certain United States Tax Consequences to Non-United States Holders........  40
Underwriters...............................................................  43
Legal Matters..............................................................  46
Experts....................................................................  46


IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                           ----------------------

                           AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: New York Regional Office, 7 World Trade Center, New York, New York 10048; and Chicago Regional Office, 1400 Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the aforementioned material can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Commission maintains an Internet Web site at http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which are available from the Public Reference Section of the Commission at prescribed rates as described above. Statements contained herein concerning the provisions of documents filed with, or incorporated by reference in, the Registration Statement as exhibits are necessarily summaries of such provisions and documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the Commission by the Company, are incorporated in this Prospectus by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996; (ii) the Company's Quarterly Report on Form 10-Q for the three months ended June 30, 1996; (iii) the Company's Current Reports on Form 8-K dated May 31, 1996 (and Amendment No. 1 thereto on Form 8-K/A), July 19, 1996 (and Amendment No. 1 thereto on Form 8-K/A) and July 31, 1996 (and Amendment No. 1 thereto on Form 8-K/A); and (iv) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under
Section 12 of the Exchange Act, including any amendment or report updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on written or oral request, a copy of any and all of the documents incorporated in this Prospectus by reference, other than exhibits to such documents not specifically incorporated by reference therein. Requests for such copies should be directed to Precision Castparts Corp., at its principal executive offices located at 4600 S.E. Harney Drive, Portland, Oregon 97206, Attention: Director of Corporate Communications (telephone: (503) 777-3881).

                             PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless the context indicates otherwise, (i) the information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised, (ii) the terms "Company" and "PCC" refer to Precision Castparts Corp. and its consolidated subsidiaries and (iii) the terms "pro forma" and "on a pro forma basis," with respect to the financial information for the Company's fiscal year ended March 31, 1996, mean such information as adjusted to give effect to the acquisition by the Company of Carmet Company ("Carmet"), The Olofsson Corporation ("Olofsson"), the business of AE Turbine Components, Limited ("AETC"), NEWFLO Corporation ("NEWFLO" or "PCC Flow Technologies") and Barber Industries, Inc. ("Barber") (acquired by NEWFLO). The Company's fiscal year ends on the Sunday closest to March 31. The Company's last five fiscal years ended on March 29, 1992 ("fiscal 1992"), March 28, 1993 ("fiscal 1993"), April 3,
1994 ("fiscal 1994"), April 2, 1995 ("fiscal 1995") and March 31, 1996
("fiscal 1996"), and the Company's current fiscal year will end on March 30, 1997 ("fiscal 1997").

                                THE COMPANY

     Precision Castparts Corp. is a worldwide manufacturer of complex metal components and products. The Company is the market leader in manufacturing large, complex structural investment castings and is a leading manufacturer of airfoil castings used in jet aircraft engines. In addition, the Company has expanded into the industrial gas turbine, fluid management, industrial metalworking tools and machines, powdered metal and other metal products markets. The Company has experienced a sales increase in its aerospace business of approximately 20 percent in fiscal 1996 on a pro forma basis compared with fiscal 1995 actual, and believes its focus on this business will allow it to participate in current favorable trends in the commercial aerospace sector. The Company also believes its new businesses will reduce its exposure to the cyclicality of the aerospace industry and provide opportunities for profitable growth.

COMPANY STRATEGY

     The Company's goal is to generate profitable growth and to enhance shareholder value from continued investment in its aerospace and other existing businesses and through the acquisition of new businesses. PCC targets acquisitions that (i) complement the Company's core competencies in metals, precision metalworking and the management of complex manufacturing processes, (ii) have strong growth prospects and higher operating margins than the Company's traditional product lines and (iii) have leading positions in established market niches. The Company's strategy consists of the following key elements:

          INCREASE OPERATING EFFICIENCY AND TECHNOLOGICAL ADVANTAGE. Since fiscal 1993, the Company has significantly reduced overhead costs, improved worker productivity, shortened production cycle times and enhanced operating margins. This has primarily been achieved by investing in new technologies and developing more efficient manufacturing processes. The Company believes it maintains a proprietary technological advantage in the high quality, high volume manufacturing of complex metal components and products. In particular, the Company believes it is currently the only manufacturer in the world that can precision cast large, complex parts from a variety of metals and alloys in the volumes and of the qualities that customers require. The Company strives to maintain its advantage by investing in new technologies and developing new proprietary manufacturing processes which are difficult for competitors to duplicate.

          DEVELOP NEW PRODUCTS AND MARKETS. PCC is aggressively pursuing new product and market opportunities using the Company's existing metalforming technologies. The Company has identified attractive markets, such as industrial gas turbines ("IGT"), where it believes its skills developed in precision casting can be leveraged to enhance its market share. In addition, the Company is pursuing growth opportunities in the manufacture of metal injection molded products for applications including medical, sporting goods, electronics, hand tools and automotive parts. PCC is also focusing on expanding its international sales, particularly for its fluid management and general industrial product lines. The Company's strategy is to continue to identify new products and markets where it can become the leading supplier by utilizing its core competencies in metals, precision metalworking and the management of complex manufacturing processes.

          PURSUE SYNERGISTIC ACQUISITIONS. PCC's strategy of acquiring businesses which leverage the Company's core competencies has led to the completion of seven acquisitions since March 1995. The Company seeks to acquire businesses with established market niches, proprietary technology and the potential for significant growth and higher operating margins than the Company's traditional product lines. The Company expects that recent acquisitions, such as PCC Specialty Products (formerly Quamco, Inc.) and PCC Flow Technologies, will enhance financial results and reduce the Company's exposure to the aerospace cycle. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Business Overview."

     The Company intends to continue focusing on increasing PCC's operating efficiencies and technological advantage, developing new products and markets, and pursuing synergistic acquisitions. There is no assurance that the Company's strategy or any element thereof will be implemented successfully.

PRODUCTS AND MARKETS

     The Company's manufacturing of complex metal components and products includes operations in four principal business areas: precision investment castings, fluid management products, industrial metalworking tools and machines, and powdered metal and other metal products.

PRECISION INVESTMENT CASTINGS

     The Company is the market leader in manufacturing large, complex structural investment castings and is a leading manufacturer of airfoil castings used in jet aircraft engines. The Company manufactures investment castings for every major jet aircraft engine program in production or under development by its key customers. The Company is leveraging its experience and expertise in large, complex structural and airfoil investment castings to manufacture castings for IGT engines used for power generation as well as for use in the automotive, medical prostheses, sporting goods, satellite launch vehicle and general industrial markets.

     Because of the complexity of the manufacturing process and the application of proprietary technologies, PCC believes it currently is the only manufacturer that can consistently produce the largest complex structural investment castings in quantities sufficient to meet its customers' quality and delivery requirements. The Company's emphasis on low cost, high quality products and timeliness of delivery has enabled it to become one of the leading suppliers of structural and airfoil castings for jet aircraft engines and to increase its market share of IGT airfoil castings. Investment castings accounted for approximately 57 percent of the Company's net sales in fiscal 1996 on a pro forma basis, and a majority of these products were sold to the aerospace market.

     Trends in the commercial aerospace market are a critical determinant of demand for the Company's precision investment casting products. Beginning in 1995, demand for investment castings strengthened, primarily due to increased demand from the commercial aerospace industry, which had been in a cyclical downturn since 1991. The Company believes the principal causes of the recent increase in new aircraft orders include increased demand for air travel in Asia, the recent profitability of U.S. commercial airlines, which is being driven by increased load factors, and government Stage III noise regulations that require airlines to modernize their fleets. Airlines are responding to these regulations by retrofitting existing aircraft or purchasing new jets. For the six months ended June 30, 1996, orders for The Boeing Company, McDonnell Douglas Corporation and Airbus Industrie, the major U.S. and international aircraft manufacturers, were 385 commercial aircraft, compared to 216 commercial aircraft for the same period in 1995, an increase of 78 percent as reported by The Airline Monitor (an aerospace industry publication).

     In fiscal 1994, the Company began to focus on the manufacture of airfoil castings for industrial gas turbines. The Company targeted this market because it believes (i) the performance and reliability standards PCC has developed in the manufacture of aerospace airfoil castings are applicable to the manufacture of IGT airfoils, (ii) the worldwide market is large, approximately $500 million, and (iii) the market is principally serviced by a single supplier. The Company's IGT products consist primarily of airfoil castings for gas turbines used in power generation and structural castings for aircraft-derivative gas turbine engines used for power generation and other land and marine-based applications.

FLUID MANAGEMENT PRODUCTS

     The Company designs, manufactures, markets and services a broad range of high quality, precision industrial fluid management products, including fluid handling industrial valves, industrial pumps and fluid measuring instruments. The Company's finished fluid management products are manufactured primarily from castings, forgings and fabricated steel parts. These products are sold worldwide under well-established brand names, including "General Valve" and "NEWCO" valves, "Johnston" and "PACO" pumps, and "Water Specialties" and "Penberthy" measuring instruments, to a wide range of end-user markets.

     The Company entered the fluid management market with the acquisition of PCC Flow Technologies in July 1996. The Company believes this acquisition leverages its core competencies into the fluid management market. The manufacturing process for fluid management products requires knowledge of multiple metalforming and processing technologies, including casting, machining, welding, heat treating, assembly and processing of metal components. Testing procedures, material management and traceability, and quality control are also important aspects of the Company's operations. PCC Flow Technologies generated compound annual revenue growth of approximately 31 percent from calendar years 1989 through 1995, primarily through acquisitions. The fluid management market is highly fragmented, and the Company believes it can continue to improve its market position through acquisitions and internal growth opportunities. Fluid management products accounted for approximately 23 percent of the Company's total sales in fiscal 1996 on a pro forma basis and were sold to the general industrial and energy markets.

INDUSTRIAL METALWORKING TOOLS AND MACHINES

     The Company maintains the number one or two position in its served markets for industrial metalworking tools, and has leading market positions in the manufacture of metalworking machines for general industrial markets. The Company entered these markets in March 1995 with the acquisition of Quamco, Inc. ("Quamco", now "PCC Specialty Products" or "SPD"). The
Company has since increased its presence in the industrial metalworking tools and machines markets with two additional acquisitions since 1995. The acquisitions of Olofsson and Astro Punch Corporation ("Astro Punch") complemented the Company's capabilities as a leading manufacturer of highly engineered products. Industrial metalworking tools and machines include machine systems used for boring and turning processes primarily in the automotive and general industrial markets, cold forming dies and related machinery primarily used in the fastener industry and other metalworking tools and machinery for industrial manufacturers. The Company believes it has been able to maintain its leading market positions due to the quality of its products, the continued development of new technologies to enable the high speed manufacture of high quality fasteners, brand name recognition and excellent customer service. Industrial metalworking tools and machines accounted for approximately 13 percent of the Company's net sales in fiscal 1996 on a pro forma basis and were sold to the automotive and general industrial markets.

POWDERED METAL AND OTHER METAL PRODUCTS

     The Company is the largest producer of metal parts manufactured by powdered metal injection molding, and is a leading manufacturer of specialty metal gears and tungsten carbide cutting tools and wear parts that are made using a powdered metal compaction and sintering process. In addition, the Company manufactures advanced technology, lightweight net shape metal-matrix composite parts using a pressure infiltration casting process. The Company believes these businesses have the potential for rapid growth and complement the Company's core competencies in metals, precision metalworking and the management of complex manufacturing processes. Powdered metal and other metal products accounted for approximately 7 percent of the Company's net sales in fiscal 1996 on a pro forma basis and were sold primarily to the general industrial and automotive markets.

FORWARD LOOKING STATEMENTS

     The information set forth in this Prospectus under the captions "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations - Business Overview" and "Business" includes certain forward looking statements which are necessarily subject to risk and uncertainty. Factors that could cause results to differ materially from those projected in the forward looking statements are set forth in "Risk Factors" and "Business."

                                THE OFFERING

Common Stock offered
  United States offering.................................  3,200,000 shares
  International offering ................................    800,000 shares

     Total ..............................................  4,000,000 shares

Common Stock to be outstanding after the offering........ 24,572,339 shares(1)
Use of proceeds ......................................... To repay bank credit line debt and for
                                                          other general
                                                          corporate purposes.
                                                          See "Use of Proceeds."
New York Stock Exchange ("NYSE") Symbol.................. PCP

- ---------------

(1) Does not include 2,027,000 shares reserved for issuance under the Company's 1994 Stock Incentive Plan, of which 811,000 shares were subject to outstanding options at September 26, 1996 at a weighted average exercise price of $23.97 per share.

            SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA (In thousands, except per share data and number of employees)

                                                                                                      Three Months        Pro Forma
                                                                                                          Ended         Three Months
                                                     Fiscal Years                      Pro Forma   -------------------         Ended
                                     ------------------------------------------------     Fiscal     July 2,  June 30,      June 30,
                                         1992      1993      1994      1995      1996     1996(1)      1995      1996        1996(2)
                                     --------  --------  --------  --------  --------   --------   --------  --------   ----------
STATEMENT OF OPERATIONS DATA:
Net sales                            $583,300  $461,400  $420,400  $436,400  $556,800   $929,500   $137,200  $166,000     $255,900
Cost of goods sold                    488,000   393,100   351,700   359,500   446,100    726,000    109,600   134,100      200,100
Provision for:
  Restructuring charges                    --    27,200        --        --        --         --         --        --           --
  Environmental charges                    --     9,900        --        --        --         --         --        --           --
  Facility closing and sale             2,700        --        --        --        --         --         --        --           --
Selling and administrative expenses    38,300    31,900    30,200    31,600    46,900     99,500     11,500    12,600       26,500
Interest expense (income), net          1,000      (600)    1,100    (1,500)      100     27,400        200       300        6,900
                                     --------  --------  --------  --------  --------   --------   --------  --------     --------
Income (loss) before provision for
  income taxes                         53,300      (100)   37,400    46,800    63,700     76,600     15,900    19,000       22,400
Provision (benefit) for income taxes    6,800    (1,900)   12,300    17,800    22,600     30,600      6,500     7,700        9,600
                                     --------  --------  --------  --------  --------   --------   --------  --------     --------
Income before cumulative effect of
  accounting change                    46,500      1,800   25,100    29,000    41,100     46,000      9,400    11,300       12,800
Cumulative effect of change in
  accounting for postretirement
  benefits other than pensions (net
  of tax benefit of $1,800)                --        --    (2,900)        --       --         --         --        --          --
                                     --------  --------  --------  --------  --------   --------   --------  --------     --------
Net income                           $ 46,500  $  1,800  $ 22,200  $ 29,000  $ 41,100   $ 46,000   $  9,400  $ 11,300     $ 12,800
                                     ========  ========  ========  ========  ========   ========   ========  ========     ========
Income (charge) per share:
  Before cumulative effect of
    accounting change                $   1.75  $   0.07  $   1.29  $   1.45  $   2.02   $   2.25   $   0.46  $   0.55     $   0.62
  Cumulative effect of change in
    accounting for postretirement
    benefits other than pensions           --        --     (0.15)       --        --         --         --        --           --
                                     --------  --------  --------  --------  --------   --------   --------  --------     --------
Net income per common share(5)       $   1.75  $   0.07  $   1.14  $   1.45  $   2.02   $   2.25   $   0.46  $   0.55     $   0.62
                                     ========  ========  ========  ========  ========   ========   ========  ========     ========
Shares used in per share
   calculations(5)                     26,600    26,800    19,500    20,000    20,400     20,400     20,200    20,600       20,600

                                                                                                                          Pro Forma
                                                                                                            Pro Forma   As Adjusted
                                                                                           Three Months         Three         Three
                                                                                               Ended           Months        Months
                                                   Fiscal Years Ended                   -------------------     Ended         Ended
                                     ------------------------------------------------     July 2,   June 30,  June 30,      June 30,
                                         1992      1993      1994      1995      1996       1995       1996    1996(3)       1996(4)
                                     --------  --------  --------  --------  --------   --------   --------  --------     ----------
BALANCE SHEET DATA:
Working capital                      $187,100  $137,000  $125,700  $ 89,900  $125,800   $100,000   $146,500  $207,400     $  247,100
Total assets                          422,600   424,300   342,900   406,700   450,500    411,600    522,000   972,300      1,012,000
Total debt                             26,200    19,400    15,700    26,000    13,900     17,100     50,200   422,900        268,700
Shareholders' investment              315,400   199,900   222,800   258,400   303,100    268,900    314,200   314,200        508,100

OTHER DATA:

Capital expenditures                 $ 28,800  $ 16,000  $  7,400  $ 10,900  $ 19,700   $  3,200   $  8,600
Return on initial shareholders'
  investment(6)                         17.4%      0.6%     11.1%     13.0%     16.6%      14.6%      15.9%
Sales per employee(6)                $     92  $    106  $    105  $    104  $    105   $    105   $    112
Number of employees at end
  of period                             6,372     4,341     3,993     5,166     5,646      5,211      6,389
- -------------------------

(1) Pro forma to reflect the acquisitions of Carmet, Olofsson, AETC and NEWFLO (including Barber) as if they had occurred at the beginning of the period. See "Pro Forma Combined Financial Statements."

                                        7

(2) Pro forma to reflect the acquisitions of Olofsson, AETC and NEWFLO (including Barber) as if they had occurred at the beginning of the period. See "Pro Forma Combined Financial Statements."

(3) Pro forma to reflect the acquisitions of AETC and NEWFLO occurring subsequent to June 30, 1996 and the borrowing by the Company of $272.2 million to fund such acquisitions. See "Pro Forma Combined Financial Statements."

(4) Adjusted to reflect the sale of 4,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $50 7/8 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

(5) Adjusted to reflect a 3-for-2 Common Stock split effected in August 1994. In fiscal 1994, the Company repurchased 7,350,000 shares of Common Stock.

(6) The return on initial shareholders' investment and sales per employee reflect annualized results for acquisitions made within the period.

                                  RISK FACTORS

     Purchasers of the Common Stock offered hereby should consider the specific factors set forth below as well as the other information set forth in this Prospectus.

AEROSPACE AND OTHER INDUSTRY CYCLICALITY; CUSTOMER CONCENTRATION; REDUCED GOVERNMENT PURCHASES

     The commercial aerospace industry is cyclical in nature, and the demand by commercial airlines for new aircraft historically has been closely related to the state of the U.S. and world economies. The large number of aircraft delivered in the early 1990s and the aerospace industry's widespread losses created excess capacity in the air carrier system. During this period, airlines and leasing companies deferred existing new aircraft orders and, to a lesser degree, canceled orders. These deferrals and cancellations adversely affected the volume and price of orders placed with the manufacturers of commercial aircraft engine components, including the Company. Although the U.S. airline industry has reported profits in 1994 and 1995, excess capacity has been reduced and orders for new aircraft by major aircraft manufacturers have increased, there is no assurance that the improved operating performance of the commercial airlines will continue or that deliveries of large commercial aircraft will not decline in the future. Any developments in the commercial aerospace market resulting in a reduction in the rate of future aircraft deliveries, including cancellations and deferrals of scheduled deliveries, could have a material adverse effect on the Company.

     A substantial portion of the Company's business is conducted with a relatively small number of large aerospace customers, including General Electric Company ("GE") and the Pratt & Whitney Aircraft operation of United Technologies Corporation ("Pratt & Whitney"). GE accounted for approximately 22 percent (13 percent pro forma) of fiscal 1996 net sales, and Pratt & Whitney accounted for approximately 16 percent (10 percent pro forma) of fiscal 1996 net sales. The Company has made significant price concessions to aerospace customers in recent years, and the Company expects customer pressure for pricing concessions will continue.

     U.S. military and defense contractor sales constituted approximately 18 percent (11 percent pro forma) of the Company's fiscal 1996 net sales. U.S. defense spending in markets served by the Company has been declining since the 1980s, and continued reductions in defense budgets or military aircraft procurement could adversely affect the Company.

AVAILABILITY AND COST OF RAW MATERIALS

     The Company has no fixed price contracts or arrangements for some of the supplies and raw materials it purchases, including certain metals and steel. Commercial deposits of certain metals, such as cobalt, nickel, titanium and molybdenum, that are required for the alloys used in the Company's precision castings, are found in only a few parts of the world. The availability and prices of these metals may be influenced by private or governmental cartels, changes in world politics, unstable governments in exporting nations and inflation. Similarly, supplies of tool grade steel used by the Company may also be subject to variation in availability and pricing. Shortages of, and price increases for, certain raw materials used by the Company have occurred in the past and may occur in the future. Future shortages or price fluctuations in raw materials could have a material adverse effect on the Company.

RISKS ASSOCIATED WITH ACQUISITIONS; ENTRY INTO NEW MARKETS

     Since March 1995, the Company has acquired seven businesses for aggregate consideration of approximately $535 million. These acquisitions accounted for approximately 50 percent of the Company's net sales in fiscal 1996 on a pro forma basis. See "Pro Forma Combined Financial

Statements." As a result of the acquisitions, the Company added approximately 3,500 employees and 64 operating locations. In addition, the Company has significantly increased the number of markets it serves and has expanded the number of its customers from approximately 300 to more than 2,000. The marketing efforts and strategies for markets served by some of these acquired businesses are substantially different than those associated with the Company's traditional businesses.

     While the Company's acquisition strategy places emphasis on the ability of existing management of the acquired businesses to continue to operate autonomously, certain changes may need to be made to integrate the acquired businesses into the Company's operations, to assimilate many new employees and to implement reporting, monitoring and forecasting procedures. In addition, the integration of the acquired businesses into the operations of the Company may divert management attention from the Company's existing businesses and may result in additional administrative expense. Failure to successfully complete this integration, assimilation or implementation could have a material adverse effect on the Company's operations.

     Most of the Company's acquisitions were stock purchase transactions. As a result, PCC assumed all of the liabilities of these acquired businesses. There is no assurance that the representations and warranties made by the sellers were true and correct or that the Company's due diligence investigation discovered all matters of a material nature relating to the acquisitions.

     The Company is also seeking to expand into additional markets through the development of new product applications based on its existing metalforming technologies, including efforts to increase its presence in the industrial gas turbine market. These efforts have required, and will continue to require, substantial investments by the Company, including increased levels of research and development expenditures and a significant amount of capital expenditures for new, expanded or improved production facilities. There is no assurance the Company will be able to successfully manage the expansion into new markets and products or that these efforts will not have an adverse impact on the Company.

     The Company continues to pursue and evaluate potential acquisitions as part of its growth strategy. There is no assurance that the Company will complete any additional acquisitions or that a future acquisition will not materially and adversely affect the Company. See "Business--Company Strategy."

GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL MATTERS

     Certain of the Company's products are manufactured and sold under U.S. government contracts or subcontracts. Consequently, the Company is directly and indirectly subject to various federal rules, regulations and orders applicable to government contractors. Violation of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds.

     The Company is subject to federal, state and local environmental laws and regulations concerning, among other things, wastewater, air emissions, toxic use reduction and hazardous materials disposal. The Company owns properties or conducts or has conducted operations at properties, including certain of the properties acquired in the recent acquisitions, which have been assessed as contaminated with hazardous or other controlled substances or otherwise requiring remedial action. At June 30, 1996, on a pro forma basis, the Company's financial statements reflected total reserves of $7.6 million to cover future costs arising from environmental issues relating to these properties. The Company's actual future expenditures, however, for installation of and improvements to environmental control facilities, remediation of environmental conditions existing at its properties, including remediation in connection with the removal of properties from service, and other similar matters cannot be conclusively determined. Environmental legislation and regulations and related administrative policies have changed rapidly in recent years. It is likely that the Company will be subject to increasingly stringent environmental standards in the future (including those under the Clean Air Act Amendments of 1990, the Clean Water Act Amendments of 1990, stormwater permit program and toxic use reduction programs) and will be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. Furthermore, although the Company has established certain reserves for environmental remediation, there is no assurance regarding the cost of remedial measures that might eventually be required by environmental authorities, or that additional environmental hazards, requiring further remedial expenditures, might not be asserted by such authorities or private parties. Accordingly, the costs of remedial measures may exceed the amounts reserved. In addition, the Company may be subject to legal proceedings brought by private parties or governmental agencies with respect to environmental matters.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     The Company is both a purchaser of products from, and a supplier to, businesses located outside of the U.S. Certain risks are inherent in international operations, including the risk of government financed competition, changes in trade policies, tariff regulations and difficulties in obtaining U.S. export and import licenses.

                              USE OF PROCEEDS

     The net proceeds to the Company from the offering are estimated to be approximately $193.9 million (approximately $223.0 million if the Underwriters' over-allotment option is exercised in full). The Company expects to use approximately $170.0 million of the net proceeds to repay amounts outstanding under its revolving bank credit line and the remainder for general corporate purposes. Pending such use, the Company intends to invest the remainder of the proceeds in short-term investments. Amounts outstanding under the revolving bank credit line currently bear interest at approximately 6.1 percent per annum and are due in July 2001. These bank borrowings were incurred by the Company in connection with recent acquisitions. The Company is reducing its bank borrowings to provide flexibility to fund general corporate needs, including working capital, capital expenditures, potential future acquisitions and the anticipated redemption of $100.0 million principal amount of 13 1/4% Subordinated Notes due 2002 issued by NEWFLO and callable in November 1997. Although future acquisitions are part of the Company's strategic plan for growth and the Company is regularly engaged in discussions about and investigations of possible acquisitions, the Company currently has no understandings, commitments or agreements for the acquisition of any material businesses or assets.

                 PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is listed on the NYSE under the symbol "PCP." The following table sets forth, for the periods indicated, the high and low sale prices of the Common Stock as reported on the NYSE Composite Tape and the amount of cash dividends declared.

                                                                                    Cash Dividend
                                                                High        Low        Declared
                                                              -------     -------   -------------
Fiscal 1997
     Second Quarter (through September 26, 1996)............. $ 51.25     $ 33.38       $ .06
     First Quarter...........................................   44.50       38.50         .06

Fiscal 1996
     Fourth Quarter..........................................   41.13       36.50         .06
     Third Quarter...........................................   40.00       34.25         .06
     Second Quarter..........................................   36.50       32.63         .06
     First Quarter...........................................   35.25       25.88         .06

Fiscal 1995
     Fourth Quarter..........................................   26.50       19.63         .06
     Third Quarter...........................................   27.50       18.00         .06
     Second Quarter..........................................   26.88       20.67         .06
     First Quarter...........................................   24.25       20.58         .04

     As of August 31, 1996, there were 2,302 holders of record of the Common Stock. A recent last reported sale price of the Common Stock on the NYSE Composite Tape is set forth on the cover page of this Prospectus.

     The Company has paid dividends on its Common Stock since fiscal 1978. The amount of future dividends on the Common Stock will depend on the Company's results of operations, capital requirements and financial condition and other factors the Board of Directors deems relevant.

                               CAPITALIZATION

     The following table sets forth the consolidated short-term debt and consolidated capitalization of the Company as of June 30, 1996, pro forma to reflect the acquisitions of AETC and PCC Flow Technologies after June 30, 1996 and pro forma as adjusted to give effect to the issuance and sale of the 4,000,000 shares of Common Stock offered hereby and the use of the net proceeds therefrom as set forth under "Use of Proceeds." The table should be read in conjunction with the consolidated financial statements of the Company and related notes thereto incorporated by reference into this Prospectus. See "Use of Proceeds," "Pro Forma Combined Financial Statements" and "Selected Historical Consolidated Financial Data."

                                                                                               June 30, 1996
                                                                           ------------------------------------------------------
                                                                                                                       Pro Forma
                                                                             Actual         Pro Forma(1)        As Adjusted (1)(2)
                                                                           --------         -----------       ------------------
                                                                                           (In thousands)
Short-term debt:
    Notes payable..................................................        $  1,400            $  1,400                 $  1,400
    Current portion of long-term debt..............................           1,900              12,200                   12,200
                                                                           --------            --------                 --------
         Total short-term debt.....................................        $  3,300            $ 13,600                 $ 13,600
                                                                           ========            ========                 ========

Long-term debt, excluding current portion:
    Credit line....................................................        $ 32,000            $154,200                 $     --
    Term debt......................................................             --              140,000                  140,000
    Subordinated debt..............................................             --              100,000                  100,000
    Other debt.....................................................          14,900              15,100                   15,100
                                                                           --------            --------                 --------
         Total long-term debt......................................          46,900             409,300                  255,100

Shareholders' investment:
    Preferred Stock, 1,000,000 shares authorized;
       no shares issued and outstanding............................              --                  --                       --
    Common Stock, 100,000,000 shares authorized;
       20,572,339 shares issued and outstanding
       actual and pro forma; 24,572,339 shares
       issued and outstanding pro forma as
       adjusted....................................................          20,600              20,600                   24,600
    Additional paid-in capital.....................................          14,900              14,900                  204,800
    Retained earnings..............................................         277,100             277,100                  277,100
    Cumulative translation adjustments.............................           1,600               1,600                    1,600
                                                                           --------            --------                 --------
         Total shareholders' investment............................         314,200             314,200                  508,100
                                                                           --------            --------                 --------
            Total long-term debt and shareholders'
               investment..........................................        $361,100            $723,500                 $763,200
                                                                           ========            ========                 ========

- ------------------------

(1)  Pro forma to reflect the acquisitions of AETC and PCC Flow
     Technologies after June 30, 1996 and the borrowing by the Company of $272.2 million to fund such acquisitions. See "Pro Forma Combined Financial Statements."

(2) Adjusted to reflect the sale of 4,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $50 7/8 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

              SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The selected historical consolidated financial data shown below for, and as of the end of, each of the years in the five-year period ended March 31, 1996 have been derived from the audited consolidated financial statements of the Company. The selected historical consolidated financial data shown below for, and as of the end of, the three months ended July 2, 1995 and June 30, 1996 have been derived from the unaudited consolidated financial statements of the Company which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of such interim periods. The selected historical consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and the consolidated financial statements of the Company incorporated by reference herein. The results for the three months ended June 30, 1996 are not necessarily indicative of results that may be expected for the year ending March 30, 1997.


                                                                                                            Three Months Ended
                                                               Fiscal Years                               -----------------------
                                          ----------------------------------------------------------        July 2,       June 30,
                                              1992        1993        1994        1995          1996          1995           1996
                                          --------    --------    --------    --------      --------      --------       --------
                                                           (In thousands, except per share data and number of employees)
STATEMENT OF OPERATIONS DATA:
Net sales                                 $583,300    $461,400    $420,400    $436,400      $556,800      $137,200       $166,000
Cost of goods sold                         488,000     393,100     351,700     359,500       446,100       109,600        134,100
Provision for:
  Restructuring charges                         --      27,200          --          --            --            --             --
  Environmental charges                         --       9,900          --          --            --            --             --
  Facility closing and sale                  2,700          --          --          --            --            --             --
Selling and administrative expenses         38,300      31,900      30,200      31,600        46,900        11,500         12,600
Interest expense (income), net               1,000        (600)      1,100      (1,500)          100           200            300
                                          --------    --------    --------    --------      --------     ---------       --------
Income (loss) before provision for
  income taxes                              53,300        (100)     37,400      46,800        63,700        15,900         19,000
Provision (benefit) for income taxes         6,800      (1,900)     12,300      17,800        22,600         6,500          7,700
                                          --------    --------    --------    --------      --------     ---------       --------
Income before cumulative effect
  of accounting change                      46,500       1,800      25,100      29,000        41,100         9,400         11,300
Cumulative effect of change in
  accounting for postretirement
  benefits other than pensions
  (net of tax benefit of $1,800)                --          --      (2,900)         --            --            --             --
                                          --------    --------    --------    --------      --------     ---------       --------
Net income                                $ 46,500    $  1,800    $ 22,200    $ 29,000      $ 41,100     $   9,400       $ 11,300
                                          ========    ========    ========    ========      ========     =========       ========
Income (charge) per share:
  Before cumulative effect of
    accounting change                     $   1.75    $    0.07   $    1.29   $   1.45      $   2.02     $   0.46        $   0.55
  Cumulative effect of change in
    accounting for postretirement
    benefits other than pensions                --          --      (0.15)          --            --            --             --
                                          --------    --------    --------    --------      --------     ---------       --------
Net income per common share(1)            $   1.75    $   0.07    $   1.14    $   1.45      $   2.02     $    0.46       $   0.55
                                          ========    ========    ========    ========      ========     =========       ========
Shares used in per share
  calculations(1)                           26,600      26,800      19,500      20,000        20,400        20,200         20,600


                                     15

                                                                                                            Three Months Ended
                                                                 Fiscal Years                             -----------------------
                                          ----------------------------------------------------------        July 2,       June 30,
                                              1992        1993        1994       1995           1996          1995           1996
                                          --------    --------    --------   --------       --------      --------       --------
                                                           (In thousands, except per share data and number of employees)
BALANCE SHEET DATA:

Working capital                           $187,100    $137,000    $125,700   $ 89,900       $125,800      $100,000       $146,500
Total assets                               422,600     424,300     342,900    406,700        450,500       411,600        522,000
Total debt                                  26,200      19,400      15,700     26,000         13,900        17,100         50,200
Shareholders' investment                   315,400     199,900     222,800    258,400        303,100       268,900        314,200

OTHER DATA:

Capital expenditures                      $  28,800   $  16,000   $   7,400  $  10,900      $  19,700     $  3,200       $  8,600
Return on initial shareholders'
  investment(2)                               17.4%        0.6%       11.1%      13.0%          16.6%        14.6%          15.9%
Sales per employee(2)                     $      92   $     106   $     105  $     104      $     105     $    105       $    112
Number of employees                           6,372       4,341       3,993      5,166          5,646        5,211          6,389

- -------------------------

(1)  Adjusted to reflect a 3-for-2 Common Stock split effected August 1994.
     In fiscal 1994, the Company repurchased 7,350,000 shares of Common Stock.

(2) The return on initial shareholders' investment and sales per employee reflect annualized results for acquisitions made within the period.

                  PRO FORMA COMBINED FINANCIAL STATEMENTS

                         PRECISION CASTPARTS CORP.,
                 CARMET COMPANY, THE OLOFSSON CORPORATION,
   AE TURBINE COMPONENTS, LIMITED, NEWFLO CORPORATION (including
                          Barber Industries, Inc.)
                                (UNAUDITED)

     PCC acquired the following companies as of the dates indicated:

     Company                                        Acquisition Date
     -------                                        ----------------
     Carmet                                         February 21, 1996
     Olofsson                                       May 31, 1996
     AETC                                           July 19, 1996
     NEWFLO (including Barber, which                July 31, 1996
       was acquired by NEWFLO before its
       acquisition by PCC)

     Funding for the four acquisitions was provided by cash on hand and borrowings in the aggregate amount of approximately $436.8 million.

     Each of the acquisitions was accounted for using the purchase method of accounting. The unaudited pro forma balance sheet as of June 30, 1996 was prepared as if the acquisitions completed after June 30, 1996, AETC and PCC Flow Technologies, had occurred at that date. The unaudited pro forma combined income statement for fiscal 1996 was prepared as if each of the listed acquisitions had occurred at the beginning of that fiscal year. The unaudited pro forma combined income statement for the three months ended June 30, 1996 was prepared as if the acquisitions of Olofsson, AETC, PCC Flow Technologies and Barber had occurred at the beginning of that period. The financial information of Olofsson, PCC Flow Technologies and Barber is as of or for the period ended three months prior to the pro forma financial statement dates described above. Data for AETC is as of or for the period ended June 30, 1996. The financial information for Carmet included in the pro forma combined financial statements for the year ended March 31, 1996 is for the period in fiscal 1996 prior to its acquisition by PCC. The financial information of the acquired entities contains certain reclassifications made to conform to PCC's classifications. The pro forma financial statements do not include two immaterial acquisitions in the second quarter of fiscal 1997.

     These unaudited pro forma combined financial statements are not necessarily indicative of the actual results or financial position that would have occurred had the acquisitions been completed in accordance with the assumptions set forth above, nor do they purport to indicate the future results of operations or financial position of PCC.

     These unaudited pro forma combined financial statements should be read in conjunction with the accompanying notes and the historical financial statements and notes thereto of PCC, Olofsson, AETC and PCC Flow
Technologies, respectively, incorporated by reference in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                      PRO FORMA COMBINED BALANCE SHEET
                         PRECISION CASTPARTS CORP.
                              AND ACQUISITIONS

                               JUNE 30, 1996
                               (IN THOUSANDS)
                                (UNAUDITED)


                                                                                                    PRO   APPLICATION
                                                   PCC FLOW             PRO FORMA       NOTE      FORMA            OF     PRO FORMA
ASSETS                                   PCC   TECHNOLOGIES     AETC  ADJUSTMENTS  REFERENCE   COMBINED    PROCEEDS(7)  AS ADJUSTED
                                         ---   ------------     ----  -----------  ---------   --------    -----------  -----------
Current assets:

  Cash and cash equivalents       $    3,600   $    1,000   $     --   $    2,600      (1)     $  7,200    $  39,700     $   46,900
  Accounts receivable                102,000       36,000      9,600        1,500      (2)      149,100           --        149,100
  Inventories                        136,600       59,100     10,500         (100)     (2)      206,100           --        206,100
  Prepaid expenses and other           2,300          600        600           --                 3,500           --          3,500
  Current deferred tax asset           9,800        2,100      1,100        6,200      (3)       19,200           --         19,200
                                  ----------   ----------   --------   ----------              --------    ---------     ----------
    Total current assets             254,300       98,800     21,800       10,200               385,100       39,700        424,800

Property, plant and equipment        312,100       55,600     74,800      (68,000)     (2)      374,500           --        374,500
Less - accumulated depreciation     (157,900)     (23,800)   (43,600)      67,400      (2)     (157,900)          --       (157,900)
                                  ----------   ----------   --------   ----------              --------    ---------     ----------
  Net property, plant and
    equipment                        154,200       31,800     31,200         (600)              216,600           --        216,600
Goodwill, net and other assets       113,500       42,400         --      214,700    (2), (4)   370,600           --        370,600
                                  ----------   ----------   --------   ----------              --------    ---------     ----------
                                  $  522,000   $  173,000   $ 53,000   $  224,300              $972,300    $  39,700     $1,012,000
                                  ==========   ==========   ========   ==========              ========    =========     ==========



LIABILITIES AND SHAREHOLDERS' INVESTMENT

Current liabilities:
  Notes payable                   $    1,400   $       --   $     --  $        --              $  1,400    $      --     $    1,400
  Current portion of long-term
    debt                               1,900        8,800         --        1,500      (5)       12,200           --         12,200
  Accounts payable                    41,300       15,500      6,900         (100)     (2)       63,600           --         63,600
  Accrued liabilities                 51,000       12,900      7,400       16,900      (2)       88,200           --         88,200
  Income taxes payable                12,200        1,800         --       (1,700)     (3)       12,300           --         12,300
                                  ----------   ----------   --------   ----------              --------    ---------     ----------
    Total current liabilities        107,800       39,000     14,300       16,600               177,700           --        177,700

Long-term debt, excluding
  current portion                     46,900      122,800         --      239,600      (5)      409,300     (154,200)       255,100
Deferred tax liability                19,600        6,000      4,300      (16,800)     (3)       13,100           --         13,100
Accrued retirement benefits
  obligation                          13,400        6,500         --        2,000      (2)       21,900           --         21,900
Other long-term liabilities           20,100        1,800         --       14,200      (2)       36,100           --         36,100

Due to parent                             --           --     34,400      (34,400)     (6)           --           --             --

Shareholders' investment:
  Preferred stock                         --          100         --         (100)     (6)           --           --             --
  Convertible preferred stock             --        9,500         --       (9,500)     (6)           --           --             --
  Common stock                        20,600           --         --           --                20,600        4,000         24,600
  Paid-in capital                     14,900          700         --         (700)     (6)       14,900      189,900        204,800
  Retained earnings                  277,100      (12,200)        --       12,200      (6)      277,100           --        277,100
  Cumulative translation
    adjustment                         1,600       (1,200)        --        1,200      (6)        1,600           --          1,600
                                  ----------   ----------   --------   ----------              --------    ---------     ----------
    Total shareholders' investment   314,200       (3,100)        --        3,100               314,200      193,900        508,100
                                  ----------   ----------   --------   ----------              --------    ---------     ----------

                                  $  522,000   $  173,000   $ 53,000   $  224,300              $972,300    $  39,700     $1,012,000
                                  ==========   ==========   ========   ==========              ========    =========     ==========

        See accompanying notes to pro forma combined balance sheet.

                 NOTES TO PRO FORMA COMBINED BALANCE SHEET


(1) Adjustment to eliminate $3.6 million cash balance of PCC and to provide $6.2 million operating cash for AETC.

(2) Adjustment to record reported assets acquired and liabilities assumed at fair market value. Historical objective data and management estimates were used for the determination of these values.

(3)  Adjustment to record the tax effect of the pro forma adjustments.

(4) Adjustment to record the estimated pro forma excess purchase price paid and costs incurred of $197.1 million to acquire PCC Flow Technologies and $24.6 million to acquire AETC.

(5) Adjustment to remove $31.1 million of debt retired upon completion of the PCC Flow Technologies acquisition and to record $272.2 million in borrowings for the purchase prices of PCC Flow Technologies and AETC.

(6) Adjustment to remove PCC Flow Technologies' shareholders' investment and AETC's intercompany liability.

(7) Adjustment assumes 4,000,000 shares of Common Stock are sold at $50 7/8 per share and that $154.2 million outstanding under the revolving credit line is repaid with the net proceeds from such sale.

                    PRO FORMA COMBINED INCOME STATEMENT
                              FOR FISCAL 1996
                         PRECISION CASTPARTS CORP.
                              AND ACQUISITIONS
                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                (UNAUDITED)



                                       PCC                                                               PRO                     PRO
                                       FLOW                                                            FORMA        NOTE       FORMA
                                  PCC  TECHNOLOGIES     BARBER      AETC   OLOFSSON      CARMET  ADJUSTMENTS   REFERENCE    COMBINED
                            ---------  ------------     ------      ----   --------      ------  -----------   ---------  ----------
Net sales                   $ 556,800   $   199,800  $  16,300  $ 73,100  $  64,500  $   21,700   $  (2,700)      (1)     $  929,500
Cost of goods sold            446,100       133,900     11,600    59,700     52,900      16,700       5,100   (1),(2),(3)    726,000
                            ---------   -----------  ---------  --------  ---------  ----------   ---------               ----------
  Gross margin                110,700        65,900      4,700    13,400     11,600       5,000      (7,800)                 203,500
Selling and administrative
   expenses                    46,900        40,200      2,200     7,400      4,000       1,700      (2,900)    (1),(3)       99,500
Interest expense, net             100       17,600        900      6,600      2,700         200        (700)    (4),(5)       27,400
                            ---------  -----------   ---------  --------  ---------  ----------   ---------               ----------
  Income before provision
     for income taxes          63,700         8,100      1,600      (600)     4,900       3,100      (4,200)                  76,600
Provision for income taxes     22,600         2,400        700      (200)     2,000       1,200       1,900       (6)         30,600
                            ---------   -----------  ---------  --------  ---------  ----------   ---------               ----------
    Net income              $  41,100   $     5,700  $     900  $   (400) $   2,900  $    1,900   $  (6,100)              $   46,000
                            =========   ===========  =========  ========  =========  ==========   =========               ==========

Net income per common
    share                   $    2.02                                                                                     $     2.25
                            =========                                                                                     ==========

Average number of common
  shares outstanding           20,400                                                                                         20,400


- ---------------


                NOTES TO PRO FORMA COMBINED INCOME STATEMENT
                              FOR FISCAL 1996

(1) Adjustment to reflect change in accounting from percentage of completion on certain Olofsson contracts to completed contract for all Olofsson contracts. This change reduced pro forma net sales, cost of goods sold, and selling and administrative expenses by $2.7 million, $1.3 million, and $0.1 million, respectively.

(2) Adjustment to add $6.3 million for amortization of intangibles as a result of PCC's purchase price allocation. Goodwill arising from the acquisitions is amortized over forty years, and other intangibles acquired are amortized over their remaining useful lives.

(3) Adjustments to cost of goods sold to reflect the elimination of $1.3 million of non-recurring transactions which had reduced cost of goods sold and $1.2 million to reflect elimination of redundant operating costs as a result of the acquisitions. Similar adjustments made to reduce selling and administrative expenses for $0.6 million of non-recurring expenses and $2.2 million for changes resulting from the acquisitions.

(4) Adjustment to remove $20.3 million of interest expense incurred by the acquired companies related to debt which was not acquired by PCC or which was retired upon acquisition.

(5) Adjustment to add $19.6 million estimated interest expense related to debt incurred on borrowings used to fund the acquisitions. This adjustment assumes all cash held by PCC was expended and debt incurred as necessary. The interest expense was calculated based upon the nature of borrowings used by PCC to fund the acquisitions, adjusted to reflect prevailing interest rates during the period. The following annual interest rates were used: 6.9 percent for PCC Flow Technologies, 6.6 percent for AETC and 6.0 percent for Olofsson.

(6) Adjustment to provision for income taxes based on the pro forma changes above.

                    PRO FORMA COMBINED INCOME STATEMENT
                  FOR THE THREE MONTHS ENDED JUNE 30, 1996
                         PRECISION CASTPARTS CORP.
                              AND ACQUISITIONS
                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                (UNAUDITED)


                                               PCC                                                      PRO
                                               FLOW                                                    FORMA       NOTE    PRO FORMA
                                    PCC   TECHNOLOGIES      BARBER         AETC      OLOFSSON    ADJUSTMENTS    REFERENCE   COMBINED
                               --------   ------------      ------         ----      --------    -----------    ---------   --------
Net sales                      $166,000     $   56,800    $  1,600    $  19,700     $  11,800     $       --                $255,900
Cost of goods sold              134,100         38,400       1,200       15,500        10,000            900     (1), (2)    200,100
                               --------     ----------    --------    ---------     ---------     ----------                --------
  Gross margin                   31,900         18,400         400        4,200         1,800           (900)                 55,800
Selling and administrative
  expenses                       12,600         11,600         200        1,900         1,000           (800)       (2)       26,500
Interest expense, net               300          4,300          --        1,600           400            300     (3), (4)      6,900
                               --------     ----------    --------    ---------     ---------     ----------                --------
  Income before provision
    for income taxes             19,000          2,500         200          700           400           (400)                 22,400
Provision for income
  taxes                           7,700          1,000         100          200           200            400        (5)        9,600
                               --------     ----------    --------    ---------     ---------     ----------                --------
    Net income                 $ 11,300     $    1,500    $    100    $     500     $     200     $     (800)               $ 12,800
                               ========     ==========    ========    =========     =========     ==========                ========

                                                                                                                            $   0.62
Net income per common share    $  0.55                                                                                      ========
                               =======

Average number of common
  shares outstanding            20,600                                                                                       20,600

- --------------------


                NOTES TO PRO FORMA COMBINED INCOME STATEMENT
                  FOR THE THREE MONTHS ENDED JUNE 30, 1996

(1) Adjustment to increase amortization of intangibles $1.4 million as a result of PCC's purchase price allocation. Goodwill arising from the acquisitions is amortized over forty years, and other intangibles acquired are amortized over their remaining useful lives.

(2) Adjustment to reflect the elimination of $0.1 million non-recurring selling and administrative expenses and to reflect a decrease of $0.5 million in cost of goods sold and a decrease of $0.7 million in selling and administrative expenses to eliminate redundant costs.

(3) Adjustment to remove $4.7 million of interest expense incurred by acquired companies related to debt which was not assumed by PCC or was retired upon acquisition.

(4) Adjustment to add $5.0 million estimated interest expense related to debt incurred on borrowings used to fund the acquisitions. This adjustment assumes all cash held by PCC was expended and debt was acquired as necessary. The interest expense was calculated based upon the nature of borrowings used by PCC to fund the acquisitions, adjusted to reflect prevailing interest rates during the period. The following annual interest rates were used: 6.9 percent for PCC Flow Technologies, 6.6 percent for AETC and 6.0 percent for Olofsson.

(5) Adjustment to provision for income taxes based on the pro forma changes above.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS


BUSINESS OVERVIEW

     In fiscal 1996 and the first quarter of fiscal 1997, PCC experienced substantial growth in sales and profits from the prior year. This growth resulted from the strong performance of the Company's existing aerospace business and from one acquisition at the end of fiscal 1995, one acquisition in the last quarter of fiscal 1996, and one acquisition in the first quarter of fiscal 1997. In addition, the Company completed four acquisitions subsequent to the first quarter of fiscal 1997.

     PCC's aerospace business improved during fiscal 1996 and the first quarter of fiscal 1997 due to stronger demand for new aircraft components and spares, reflecting a general recovery in the aerospace industry. With 68 percent of fiscal 1996 sales coming from aerospace, PCC historically has been exposed to the cyclical nature of this market. During the aerospace downturn which began in 1991, the Company undertook major efforts to increase manufacturing efficiencies and lower costs in its core aerospace businesses. In addition, it began to diversify its operations by expanding the product lines manufactured with its existing metalforming technologies and by acquiring businesses that complement the Company's core competencies in metals, precision metalworking and the management of complex manufacturing processes. The Company has looked for synergistic acquisitions that have strong growth prospects, leading positions in established market niches and higher operating margins than the Company's traditional product lines. The Company believes these initiatives will enhance its prospects as the aerospace cycle strengthens and will mitigate the impact of future downturns. There is no assurance, however, that these initiatives will have these results.

     The Company acquired Quamco (now "PCC Specialty Products" or "SPD") in March 1995, Carmet in February 1996 and Olofsson in May 1996. Both Carmet and Olofsson operate as part of SPD. Subsequent to June 30, 1996, the Company acquired Balo Precision Parts, Inc., AETC, Astro Punch and NEWFLO. Each of these acquisitions leverages PCC's core competencies in manufacturing complex metal components and products. Although a portion of AETC's business is subject to the aerospace cycle, the markets served by the other acquired businesses are subject to different business cycles, which tend to be less pronounced and are often counter to the aerospace cycle. See "Pro Forma Combined Financial Statements."

     As part of its product diversification initiative, the Company has undertaken to significantly increase its market share in industrial gas turbines. This business, which is based on investment casting technology, provides opportunities for both new parts and spares sales to a large customer base. The Company expects further growth from investment casting operations to come from applications in medical prostheses, sporting goods and other industrial markets.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 1996 COMPARED WITH THE THREE MONTHS ENDED
JULY 2, 1995

     Sales of $166.0 million for the first quarter of fiscal 1997 increased $28.8 million, or 21 percent, compared to the first quarter a year ago. The increase was due to improved sales in nearly all business operations and the impact from the acquisitions of Carmet and Olofsson. Excluding the effects of acquisitions in fiscal 1995 and 1996, sales increased $18.7 million, or 16 percent. The most significant sales increase was to aerospace customers, reflecting the upswing in that industry's cycle.

     Cost of goods sold as a percent of sales for the first quarter of fiscal 1997 was 81 percent, as compared with 80 percent reported in the first quarter last year. The higher cost of sales as a percent of sales in the first quarter of fiscal 1997 resulted primarily from a higher proportion of lower margin parts sold to automotive customers.

     Selling and administrative costs were $12.6 million for the quarter, or 7.6 percent of sales, compared to $11.5 million, or 8.4 percent of sales, a year ago. The higher dollar level of selling and administrative expenses primarily reflects the Carmet and Olofsson acquisitions and their related advertising, trade show and sales commission costs.

     Net interest expense in the first quarter of fiscal 1997 was $0.3 million, as compared with $0.2 million in the first quarter a year ago. The slight increase reflects the lower cash balances and higher debt this year compared with a year ago, due to the acquisitions of Carmet in the fourth quarter of fiscal 1996 and Olofsson in the first quarter of fiscal 1997.

     The effective tax rate in the first quarter of fiscal 1997 was 40.5 percent approximating last year's effective tax rate of 41.0 percent.

FISCAL 1996 COMPARED WITH FISCAL 1995

     Sales of $556.8 million for fiscal 1996 increased $120.4 million, or 28 percent, from the prior year. Excluding the effects of SPD, sales increased $39.1 million or 9 percent. Aerospace and aircraft gas turbine engines represented 68 percent, or $376.0 million of total sales in fiscal 1996 compared to 79 percent, or $343.0 million, of total sales in fiscal 1995. The lower percentage of aerospace sales reflects the addition of SPD's sales volume in fiscal 1996. Sales to United States government end-users were 18 percent of total sales in 1996, slightly lower than the 19 percent in the prior year, reflecting the impact of SPD, which has minimal sales to governmental end-users.

     Cost of goods sold as a percentage of sales improved from 82 percent in fiscal 1995 to 80 percent in fiscal 1996. This improvement came from the addition of SPD, which generates higher margins compared with other PCC operations.

     Selling and administrative costs increased to 8 percent of sales in fiscal 1996 from 7 percent of sales in the prior year. This increase was due to the addition of SPD, which operates with higher selling costs due to advertising, trade shows and sales commissions compared with other Company operations.

     For the year, the effective tax rate was 35 percent, compared to 38 percent in fiscal 1995. The reduction was due to the favorable impact of $2.6 million of non-recurring tax adjustments recorded in the third quarter. These benefits included the settlement of a state tax issue for $2.2 million and $0.4 million from research and development tax credits. The effective tax rate in fiscal 1997 is expected to increase, reflecting non-deductible goodwill amortization from acquisitions and the absence of non-recurring adjustments which provided tax benefits in fiscal 1996.

     Net income in fiscal 1996 of $41.1 million was 42 percent higher than fiscal 1995's earnings of $29.0 million and resulted in earnings per share of $2.02 based on 20.4 million average shares outstanding, compared to $1.45 per share based on 20.0 million average shares outstanding in fiscal 1995. Excluding the impact of the non-recurring tax adjustments, net income in fiscal 1996 increased 30 percent to $1.89 per share.

FISCAL 1995 COMPARED WITH FISCAL 1994

Sales of $436.4 million for fiscal 1995 increased $16.0 million, or 4 percent, from the prior year. Nearly half of the increase in sales resulted from the acquisitions of PCC Composites in April 1994 and SPD in March 1995. Aerospace and aircraft gas turbine sales represented 79 percent of total sales, down $9.4 million compared with fiscal 1994, while sales of other industrial and commercial products increased by $25.4 million, or 37 percent, reflecting the Company's continued diversification into non-aerospace markets. Sales to U.S. government end-users were 19 percent of sales in 1995 and 21 percent in fiscal 1994. This decline reflects both the impact of lower military spending levels and the increasing diversification of PCC's customer base.

     Cost of goods sold as a percentage of sales improved to 82 percent in 1995 from 84 percent in the prior year. This improvement came largely from the higher volume of sales to non-aerospace markets, which yield relatively higher margins. These higher margins were partially offset by increased manufacturing costs related to development of new parts for industrial gas turbine applications, metal-matrix composite applications, and turbocharger wheels for the trucking industry.

     Selling and administrative costs remained constant at 7 percent of sales in fiscal 1995.

     In fiscal 1995, the effective tax rate was 38 percent as compared with an effective tax rate of 33 percent in 1994. The fiscal 1994 effective tax rate included a 6 percentage point reduction, reflecting the net effect of a $2.7 million benefit for research and development tax credits, partially offset by $0.6 million of tax expense related to adjustment of deferred taxes to reflect the increase in federal tax rates from 34 percent to 35 percent.

     Net income of $29.0 million in fiscal 1995 was 31 percent higher than the $22.2 million earned in the prior year. Income in fiscal 1994 reflected the $2.9 million after tax expense due to the effect of the accounting change for postretirement benefits. Earnings per share in fiscal 1995 were $1.45 based on 20.0 million shares outstanding compared to $1.14 based on
19.5 million shares outstanding in the prior year. These earnings per share results reflect a three-for-two stock split effective in August 1994.

LIQUIDITY AND CAPITAL RESOURCES

     Total assets of $522.0 million at June 30, 1996 represented a $71.5 million increase from the $450.5 million balance at March 31, 1996. The acquisition of Olofsson at the end of May 1996 accounted for nearly all of the increase. Total capitalization at June 30, 1996 was $364.4 million, consisting of $50.2 million of debt and $314.2 million of equity. The debt-to-capitalization ratio was 0.14 compared with 0.04 at the end of the prior fiscal year. Giving effect to the four acquisitions completed after June 30, 1996, the Company's pro forma total capitalization at June 30, 1996 was $737.1 million, consisting of $422.9 million of total debt and $314.2 million of equity, with a debt-to-capitalization ratio of 0.57. The Company's pro forma as adjusted debt-to-capitalization ratio is 0.35, reflecting the sale of 4,000,000 shares of Common Stock and the application of the estimated net proceeds.

     Cash from earnings for the three months ended June 30, 1996 of $16.1 million, plus cash of $1.1 million from the sale of Common Stock through stock option exercises was less than cash requirements which consisted of $42.2 million for the acquisition of Olofsson, $14.9 million of increased working capital, $8.6 million of capital expenditures and $1.2 million of cash dividends. The cash flow shortfall was funded from $26.2 million of net borrowings and $22.6 million of available cash. At June 30, 1996, cash and cash equivalents were $3.6 million.

     For fiscal 1996, earnings generated $65.1 million of cash, and working capital reductions provided an additional $6.9 million. Capital expenditures totaled $19.7 million, and $21.2 million was spent for the acquisition of Carmet. The sale of $9.0 million of Common Stock through the exercise of stock options was more than offset by cash dividends of $4.9 million and debt repayments of $12.1 million.

     In fiscal 1996, PCC obtained a five-year $200.0 million committed line of credit from a syndicate of nine banks. There were no borrowings outstanding on this line as of March 31, 1996. In the quarter ended June 30, 1996, the Company borrowed $32.0 million of the $52.2 million purchase price for its acquisition of Olofsson. In July 1996 the Company entered into an amended and restated credit agreement ("Credit Agreement") with Bank of America National Trust & Savings

Association ("Bank of America") that was later syndicated to twelve commercial banks. The Credit Agreement replaced the $200.0 million line of credit and includes two facilities: an amortizing term loan facility in the principal amount of $150.0 million (the "Term Loan") and a revolving credit facility in the amount of $250.0 million (the "Credit Line"). The Credit Agreement contains various standard financial covenants, including maintenance of minimum net worth, fixed charge coverage ratio and leverage ratios.

     In July 1996 the full $150.0 million was borrowed under the Term Loan, and the Company entered into a fixed rate swap agreement for the entire term of the loan, resulting in an interest rate of 6.6 percent per annum plus a margin based on the Company's leverage ratio. The Term Loan has a five year maturity, and the principal amount is repayable quarterly commencing in March 1997. The Term Loan may be prepaid, in whole or in part, at any time.

     The Company may borrow up to $250.0 million under the Credit Line, and amounts outstanding bear interest at a fluctuating rate based on Bank of America's reference rate or LIBOR, plus in each case a margin based on the Company's leverage ratio. The Credit Line matures in July 2001. The Company has obtained interest rate protection through a cap arrangement for up to $160.0 million of borrowings under the Credit Line for the first two years of the facility. At August 31, 1996, $163.4 million principal amount was outstanding under the Credit Line. After application of the estimated net proceeds from this offering, the entire Credit Line will be available for future borrowings.

     PCC Flow Technologies, acquired by PCC in July 1996, has outstanding, in addition to other indebtedness, $100.0 million principal amount of NEWFLO 13 1/4% Subordinated Notes due 2002 (the "Notes"). The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after November 15, 1997 at redemption prices declining from
105.25 percent of the stated principal amount. The indenture governing the Notes limits, among other things, the ability of PCC Flow Technologies and certain of its subsidiaries to (i) incur additional indebtedness, (ii) pay dividends and other distributions, including dividends and distributions to PCC, and make certain investments and (iii) pledge their assets.

     The four acquisitions completed subsequent to June 30, 1996 were financed with cash on hand, borrowings of $269.1 million under the Credit Agreement and $100.0 million principal amount of the Notes.

     Capital spending in fiscal 1997 is expected to be approximately $70 million, which is significantly higher than prior years. This amount includes capital spending requirements related to acquisitions completed after June 30, 1996. The majority of the anticipated expenditures is for capacity expansion to accommodate expected growth in aerospace and industrial gas turbine markets. The Company believes it can fund the requirements for capital spending, cash dividends, and potential acquisitions from cash balances, the existing Credit Line, additional borrowings and the net proceeds of this offering.

                                  BUSINESS

INTRODUCTION

     Precision Castparts Corp. is a worldwide manufacturer of complex metal components and products. The Company is the market leader in manufacturing large, complex structural investment castings and is a leading manufacturer of airfoil castings used in jet aircraft engines. In addition, the Company has expanded into the industrial gas turbine, fluid management, industrial metalworking tools and machines, powdered metal and other metal products markets. The Company has experienced a sales increase in its aerospace business of approximately 20 percent in fiscal 1996 on a pro forma basis compared with fiscal 1995 actual, and believes its focus on this business will allow it to participate in current favorable trends in the commercial aerospace sector. The Company also believes its new businesses will reduce its exposure to the cyclicality of the aerospace industry and provide opportunities for profitable growth.

COMPANY STRATEGY

     The Company's goal is to generate profitable growth and to enhance shareholder value from continued investment in its aerospace and other existing businesses and through the acquisition of new businesses. PCC targets acquisitions that (i) complement the Company's core competencies in metals, precision metalworking and the management of complex manufacturing processes, (ii) have strong growth prospects and higher operating margins than the Company's traditional product lines and (iii) have leading positions in established market niches. The Company's strategy consists of the following key elements:

          INCREASE OPERATING EFFICIENCY AND TECHNOLOGICAL ADVANTAGE. Since fiscal 1993, the Company has significantly reduced overhead costs, improved worker productivity, shortened production cycle times and enhanced operating margins. This has primarily been achieved by investing in new technologies and developing more efficient manufacturing processes. The Company believes it maintains a proprietary technological advantage in the high quality, high volume manufacturing of complex metal components and products. In particular, the Company believes it is currently the only manufacturer in the world that currently can precision cast large, complex parts from a variety of metals and alloys in the volumes and of the qualities that customers require. The Company strives to maintain its advantage by investing in new technologies and developing new proprietary manufacturing processes which are difficult for competitors to duplicate.

          DEVELOP NEW PRODUCTS AND MARKETS. PCC is aggressively pursuing new product and market opportunities using the Company's existing metalforming technologies. The Company has identified attractive markets, such as industrial gas turbines ("IGT"), where it believes its skills developed in precision casting can be leveraged to enhance its market share. In addition, the Company is pursuing growth opportunities in the manufacture of metal injection molded products for applications including medical, sporting goods, electronics, hand tools and automotive parts. PCC is also focusing on expanding its international sales, particularly for its fluid management and general industrial product lines. The Company's strategy is to continue to identify new products and markets where it can become the leading supplier by utilizing its core competencies in metals, precision metalworking and the management of complex manufacturing processes.

          PURSUE SYNERGISTIC ACQUISITIONS. PCC's strategy of acquiring businesses which leverage the Company's core competencies has led to the completion of seven acquisitions since March 1995. The Company seeks to acquire businesses with established market niches, proprietary technology and the potential for significant growth and higher operating margins than the Company's traditional product lines. The Company expects that recent acquisitions, such as PCC Specialty Products and PCC Flow Technologies, will enhance financial results and reduce the Company's exposure to the aerospace cycle. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Business Overview."

     The Company intends to continue focusing on increasing PCC's operating efficiencies and technological advantage, developing new products and markets, and pursuing synergistic acquisitions. There is no assurance that the Company's strategy or any element thereof will be implemented successfully.

PRODUCTS AND MARKETS

     The Company's manufacturing of complex metal components and products includes operations in four principal business areas: precision investment castings, fluid management products, industrial metalworking tools and machines, and powdered metal and other metal products.

PRECISION INVESTMENT CASTINGS

     The Company is the market leader in manufacturing large, complex structural investment castings and is a leading manufacturer of airfoil castings used in jet aircraft engines. The Company manufactures investment castings for every major jet aircraft engine program in production or under development by its key customers. The Company is leveraging its experience and expertise in large, complex structural and airfoil investment castings to manufacture castings for IGT engines used for power generation as well as for use in the automotive, medical prostheses, sporting goods, satellite launch vehicle and general industrial markets.

     Because of the complexity of the manufacturing process and the application of proprietary technologies, PCC believes it currently is the only manufacturer that can consistently produce the largest complex structural investment castings in quantities sufficient to meet its customers' quality and delivery requirements. The Company's emphasis on low cost, high quality products and timeliness of delivery has enabled it to become one of the leading suppliers of structural and airfoil castings for jet aircraft engines and to increase its market share of IGT airfoil castings. Investment castings accounted for approximately 57 percent of the Company's net sales in fiscal 1996 on a pro forma basis, and a majority of these products were sold to the aerospace market.

     The Company's investment casting technology involves a technical, multi-step process that uses ceramic molds in the manufacture of metal components with more complex shapes, closer tolerances and finer surface finishes than parts manufactured using other casting methods. The investment casting process involves the creation of a wax pattern of the part to be cast along with pathways through which molten metal flows into the ceramic mold (Figure 1); formation of a ceramic shell around the wax pattern (Figure 2) followed by removal of the wax from the ceramic shell by melting and draining the wax; pouring of molten metal into the ceramic shell (Figure 3); shell removal (Figure 4); and final processing and inspection (Figure 5).



   [Five schematic drawings illustrating the investment casting process]



     Trends in the commercial aerospace market are a critical determinant of demand for the Company's precision investment casting products. Beginning in 1995, demand for investment castings strengthened, primarily due to increased demand from the commercial aerospace industry, which had been in a cyclical downturn since 1991. The Company believes the principal causes of the recent increase in new aircraft orders include increased demand for air travel in Asia, the recent profitability of U.S. commercial airlines, which is being driven by increased load factors, and government Stage III noise regulations that require airlines to modernize their fleets. Airlines are responding to these regulations by retrofitting existing aircraft or purchasing new jets. For the six months ended June 30, 1996, orders for The Boeing Company, McDonnell Douglas Corporation and Airbus Industrie, the major U.S. and international aircraft manufacturers, were 385 commercial aircraft, compared to 216 commercial aircraft for the same period in 1995, an increase of 78 percent as reported by The Airline Monitor (an aerospace industry publication).

     Large jet aircraft engines are manufactured by a small number of suppliers, including GE, Pratt & Whitney, Rolls-Royce ("R-R") and CFM International, a joint venture of GE and Snecma of France ("CFMI"). As a result, the Company believes a high level of customer service and strong long-term customer relationships will continue to be important to achieving its goals. The Company has been supplying castings for jet engines to GE for more than 25 years, and has been supplying Pratt & Whitney with castings for more than 20 years for its military jet engines and more than 15 years for its commercial jet engines. In addition, the Company has supplied small structural investment castings to R-R for more than 10 years, and has more recently begun supplying R-R with large, structural castings for use in its new Trent series of aircraft jet engines. CFMI has used the Company's castings in its CFM56 jet engines for more than 20 years. As the Company has been able to cast larger and more complex parts, manufacturers of large jet aircraft engines have made increasing use of the Company's structural castings.

     The following table identifies major jet aircraft engines currently in production that incorporate investment castings produced by the Company. In addition to the items shown below, PCC manufactures investment castings for the V2500 engine program produced by International Aero Engines ("IAE") for use on Airbus Industrie's A319/A320/A321 aircraft and for the McDonnell Douglas MD-90 aircraft.

- ---------------------------------------------------------------------------------------------------------
                                GE              CFMI               PRATT & WHITNEY               R-R
- ---------------------------------------------------------------------------------------------------------
BOEING
 737-300/400/500                              CFM56-3
 737-600/700/800                              CFM56-7
 747-400                     CF6-80C2                             PW4000                      RB211-524
 757                                                              PW2037                      RB211-535
 767-300/300ER               CF6-80C2                             PW4000                      RB211-524
 777                         GE90                                 PW4084, 4090, 4098          Trent 800
- ---------------------------------------------------------------------------------------------------------
AIRBUS INDUSTRIE
 A300-600                    CF6-80C2                             PW4000
 A310-300                    CF6-80C2                             PW4000
 A319/A320/A321                               CFM56-5A/B
 A330                        CF6-80E1                             PW4000                      Trent 700
 A340                                         CFM56-5C
- ---------------------------------------------------------------------------------------------------------
MCDONNELL DOUGLAS
 MD-80 Series                                                     JT8D
 MD-11                       CF6-80C2                             PW4000
 C-17                                                             F117
 F-15                                                             F100
- ---------------------------------------------------------------------------------------------------------
LOCKHEED MARTIN
 F-16                        F110                                 F100
 F-22                                                             F119
- ---------------------------------------------------------------------------------------------------------
NORTHROP GRUMMAN
 F/A-18 A/B                  F404
 F/A-18 E/F                  F414
 B-2                         F118
- ---------------------------------------------------------------------------------------------------------

          AEROSPACE STRUCTURAL CASTINGS. The Company's large, complex structural castings include the largest diameter steel and titanium investment castings in the world, as well as a variety of smaller structural castings. These castings are stationary components that form portions of the fan, compressor, combustion and turbine sections of the jet aircraft engine, where strength and structural integrity are critical. Structural investment castings are sold primarily as original equipment to jet aircraft engine manufacturers.

          The Company believes that trends in the manufacturing of aircraft jet engines will continue to increase PCC's revenues per engine. As the design of new generation aircraft engines has emphasized increased thrust, higher fuel efficiency and reduction of noise and exhaust emissions, engine operating temperatures and pressures have increased. These conditions require the use of engine parts made of alloys that are able to withstand these extreme operating conditions and provide an optimum strength-to-weight ratio. Many of these alloys are particularly suited to investment casting. In addition, titanium, a metal with a lower melting temperature than stainless steel or superalloys, is increasingly used in all but the hottest parts of the engine because of the considerable weight savings. Titanium is an exceptionally difficult metal to cast because of its reactivity to other elements. The Company, however, has developed the necessary technology and manufacturing processes to cast large, complex investment castings in titanium alloys. Many of these new generation engines, which are expected to be built through the next decade and beyond, make significantly greater use of the Company's products than did prior engine designs. The Company manufactures structural investment castings for all three jet aircraft engines used on the newer Boeing 777 aircraft and is the sole supplier of structural investment castings for the new GE90 jet engine. PCC also manufactures the intermediate case and the tail bearing housing for the new R-R Trent series of engines, which are the largest structural investment castings in the world for aircraft jet engines.

          AEROSPACE AIRFOIL CASTINGS. The Company manufactures precision cast airfoils, including the stationary vanes and rotating blades used in the turbine section of aircraft jet engines. This engine section is considered the "hot" section, where temperatures may exceed 2,400 degrees Fahrenheit. These conditions require use of superalloys and special casting techniques to manufacture airfoil castings with internal cooling passageways that provide both high performance and longer engine life.

          The Company uses various casting technologies to produce its turbine airfoils. Conventional casting processes are employed to produce equiaxed airfoil castings, in which the metal grains are oriented randomly throughout the casting. A more advanced process enables the Company to produce directionally solidified ("DS") airfoil castings, in which the metal grains are aligned longitudinally. This alignment decreases the internal stress on the weakest portion of a metal part where the various grains adjoin, thereby providing increased strength and improved efficiencies in engine performance over equiaxed parts. An even more advanced process enables the Company to produce single crystal ("SX") airfoil castings, which consist of one large superalloy crystal without grain boundaries. SX castings provide greater strength and performance characteristics than either equiaxed or DS castings, as well as longer engine life.

          As engine sizes grow to generate greater thrust for larger aircraft, and the turbine sections of these engines must work harder and burn hotter, the major aircraft engine manufacturers have increasingly been designing their engines with DS and SX blades. The DS and SX cast airfoils, with their complex cooling passages, have been instrumental in enabling these engines to operate at gas temperatures frequently in excess of 2,400 degrees Fahrenheit. SX cast airfoils are used both in new and redesigned engines, particularly in jet engines used in military applications where performance requirements are highest and blade life is shorter than in commercial engines. To manage the increased demand for DS and SX cast airfoils, the Company is installing five new furnaces during fiscal 1997 with DS and SX casting capability.

          The demand for aerospace airfoil castings is determined primarily by the number and type of engines required for new jet aircraft, the frequency of engine repairs and the inventory levels of replacement parts maintained by the principal jet aircraft engine manufacturers and repair centers. A jet engine's airfoil components have shorter useful lives than structural investment castings and are replaced periodically during engine maintenance. As a result, the Company's sales of aerospace airfoil castings are less affected by the cyclical patterns of the aerospace industry than are the Company's sales of structural investment castings. The replacement market for aerospace airfoil castings principally depends on the engine's time in service and the expected life of the airfoil casting. Based upon estimates provided by its major customers, the Company believes that approximately 50 percent of its sales of airfoils are used as replacement parts.

          INDUSTRIAL GAS TURBINES. In fiscal 1994, the Company began to focus on the manufacture of airfoil castings for industrial gas turbines ("IGT"). The Company targeted this market because it believes
     (i) the performance and reliability standards PCC has developed in the manufacture of aerospace airfoil castings are applicable to the manufacture of IGT airfoils, (ii) the worldwide market is large, approximately $500 million, and (iii) the market is principally serviced by a single supplier. The Company's IGT products consist primarily of airfoil castings for gas turbines used in power generation and structural castings for aircraft-derivative gas turbine engines used for power generation and other land and marine-based applications.

          IGT manufacturers have significantly improved the efficiency and reduced the pollution profiles of industrial gas turbines, principally by incorporating component-level advances which are included not only in new engines but also in the refurbishing and upgrading of existing turbines. PCC has leveraged its DS and SX airfoil casting knowledge from the aerospace market into the IGT market to produce IGT airfoil blades and vanes better able to withstand the extreme heat and stresses of the new higher- temperature gas turbines. IGT engines are built with investment castings that are similar, but generally larger, than blades and vanes manufactured by the Company for the aerospace market. Because of their size, IGT airfoils are more difficult to cast than smaller aerospace airfoils with the same properties.

          The Company is working with several major manufacturers, including ASEA Brown Boveri, GE Power Systems, Nuovo Pignone, Siemens, European Gas Turbine and Westinghouse, to develop the components necessary to meet their efficiency and environmental standards. The Company believes its success with IGT customers will be built largely on the combination of its traditional investment casting skills and with new technology such as its proprietary thermally controlled solidification furnace. The Company is experiencing more demand for airfoil castings for industrial gas turbines than its current production facilities can supply and is therefore adding 93,000 square feet to its production facilities.

          Since industrial gas turbines are primarily used in electrical power generation, airfoil casting sales for new industrial gas turbine engines are tied to the growth of global electricity consumption, while demand for replacement parts depends on the size and usage rate of the installed base. Between 1982 and 1994, the net installed capacity of electric generating plants increased worldwide by 2.6 percent on an annual basis, while worldwide electricity consumption grew at 3.4 percent annually. Industrial gas turbines represent a significant portion of electricity generating capacity additions, constituting 23 percent of capacity added worldwide from 1992 to 1994. Although overall electrical generating capacity grew at an annual rate of only 0.6 percent in the mature U.S. market from 1988 to 1994, industrial gas turbine electrical generating capacity in the U.S. grew at 3.8 percent annually. Gas turbine power generation has several advantages over other power-generation methods, such as coal and nuclear-powered facilities, including lower average capital cost, shorter installation and regulatory approval time, ease of adding a new industrial gas turbine engine to an existing power plant to increase output and the clean-burning characteristics of natural gas. The Company believes these advantages have led to increased demand for gas turbine engines.

          OTHER INVESTMENT CASTING PRODUCTS. The Company's strategy for profitable growth also includes the pursuit of new opportunities for the Company's existing investment casting technology. The Company has been expanding the application of its investment casting technology to the automotive, medical prostheses, sporting goods, satellite and general industrial markets by manufacturing such products as turbocharger wheels, artificial hips and knees, titanium golf club heads, parts for satellite launch vehicles and impellers for pumps and compressors. Some components of the Company's fluid management products are manufactured using investment casting as well as other casting technologies.

FLUID MANAGEMENT PRODUCTS

     The Company designs, manufactures, markets and services a broad range of high quality, precision industrial fluid management products, including fluid handling industrial valves, industrial pumps and fluid measuring instruments. The Company's finished fluid management products are manufactured primarily from castings, forgings and fabricated steel parts. These products are sold worldwide under well-established brand names, including "General Valve" and "NEWCO" valves, "Johnston" and "PACO" pumps, and "Water Specialties" and "Penberthy" measuring instruments, to a wide range of end-user markets.

     The Company entered the fluid management market with the acquisition of PCC Flow Technologies in July 1996. The Company believes this acquisition leverages its core competencies into the fluid management market. The manufacturing process for fluid management products requires knowledge of multiple metalforming and processing technologies, including casting, machining, welding, heat treating, assembly and processing of metal components. Testing procedures, material management and traceability, and quality control are also important aspects of the Company's operations. PCC Flow Technologies generated compound annual revenue growth of approximately
31 percent from calendar years 1989 through 1995, primarily through acquisitions. The fluid management market is highly fragmented, and the Company believes it can continue to improve its market position through acquisitions and internal growth opportunities. Fluid management products accounted for approximately 23 percent of the Company's total sales in fiscal 1996 on a pro forma basis and were sold to the general industrial and energy markets.

     The Company uses its substantial knowledge of fluid management technologies, complex metal component manufacturing and its end-user markets to develop engineered valves, pumps and instruments that the Company believes provide customer benefits superior to those of other manufacturers. Many of the products offered by the Company are customized to end-user requirements or designed for specialized applications. The Company's maintenance, repair and service centers, extensive distribution network and inventory of products enable the Company to provide responsive service and timely deliveries to customers, thereby enhancing the marketability of the Company's products. The Company believes its brand names, quality products and responsive service network also lead to repeat orders, stable demand and customer loyalty.

          VALVES. The Company manufactures and markets specialty industrial and general purpose valves, fittings and flanges principally for the chemical, refining, energy, pulp and paper and marine markets. The Company's valve products consist primarily of multi-turn industrial valves and check valves, quarter turn industrial ball and plug valves, double block and bleed dual expanding plug valves and four-way diverter valves, valve operators and butt welding fittings and flanges. Many of the Company's valves are manufactured under contract by ISO 9001-qualified overseas suppliers to precise industry and end-user standards and specifications. The valve designs are developed and modified by the Company's engineering staff for particular applications as determined by market conditions and end-user specification. The Company markets its valve products under several brand names, including "General

     Valve," "NEWCO,""Techno" and "Barber." The Company believes its General Valve positive shut-off, double block and bleed valve and its Technocheck hinged check valves are among the most technologically advanced products sold in the fluid control market.

          PUMPS. The Company manufactures and markets a complete line of general purpose and specialty pumps for power, cogeneration, geothermal, municipal and industrial (including petroleum, chemical, mining, marine and pulp and paper) applications. The Company also supplies repair parts and service for pumps. The Company's pump products consist primarily of single and double suction centrifugal pumps, submersible and non-clog pumps, booster pump systems, vertical turbine, mixed flow and axial flow pumps. The Company is one of the few pump manufacturers that produces large vertical pumps over 36 inches in diameter. The capacities of certain of the Company's pumps extend up to heads of 3,400 feet and flows up to 230,000 gallons per minute. The Company markets its pump products under several brand names, including "Johnston Pump" and "PACO Pumps." The Company believes its Johnston vertical turbine pumps and its PACO booster systems and "Smart Pumps" are among the leading products sold in the fluid handling market.

          INSTRUMENTS. The Company manufactures, markets and distributes propeller meters, turbine meters and fluid measurement equipment for the municipal, irrigation and industrial markets. The Company manufactures five types of propeller meters (main line, low pressure, open flow, vertical flow and high pressure), turbine meters and three general types of measurement devices that are used to read, record and transmit data generated by the meters. The Company's meters and fluid measurement devices meter a wide range of fluids, such as fresh or salt water, treated waste water, diesel and jet fuel, bore hole slurry, light oils, food processing fluids and slurries and other liquid and chemical applications. Meters are sold in 44 different models varying in size from 1 1/2 inches to 120 inches, in service pressures up to 3,000 pounds per square inch, in flow rates from 4 to 300,000 gallons per minute and in operating temperature ranges from 35 to 350 degrees Fahrenheit. The Company markets its fluid measurement products under several brand names, including "Water Specialties" and "Penberthy." The Company believes its Water Specialties line of propeller meters is one of the leading lines of propeller meters in the U.S., primarily due to its superior product design and manufacturing.

          SERVICES. The Company maintains 19 service, repair and modification facilities and 12 stocking warehouses in the U.S. and Canada which provide aftermarket maintenance, repair and pre-sale modification services and inventory availability for the Company's large installed base of fluid management products, as well as repair and replacement of fluid management products of other manufacturers. The market for replacement units, repair parts and repair services generally offers the Company higher margins and is less dependent on industry economic conditions than the market for equipment for new industrial facilities. The Company believes its emphasis on providing end-users with comprehensive and responsive maintenance, modification and repair services and inventory availability enhances the Company's reputation and creates customer loyalty. In calendar 1995, approximately 50 percent of the Company's net sales of fluid management products and services were derived from its aftermarket sales of replacement units, repair parts, service, modification and rental activities.

INDUSTRIAL METALWORKING TOOLS AND MACHINES

     The Company maintains the number one or two position in its served markets for industrial metalworking tools, and has leading market positions in the manufacture of metalworking machines for general industrial markets. The Company entered these markets in March 1995 with the acquisition of SPD. The Company has since increased its presence in the industrial metalworking tools and machines markets with two additional acquisitions since 1995. The acquisitions of Olofsson and Astro Punch complemented the Company's capabilities as a leading manufacturer of highly engineered products. Industrial metalworking tools and machines include machine systems used for boring and turning processes primarily in the automotive and general industrial markets, cold forming dies and related machinery primarily used in the fastener industry and other metalworking tools and machinery for industrial manufacturers. The Company believes it has been able to maintain its leading market positions due to the quality of its products, the continued development of new technologies to enable the high speed manufacture of high quality fasteners, brand name recognition and excellent customer service. Industrial metalworking tools and machines accounted for approximately 13 percent of the Company's net sales in fiscal 1996 on a pro forma basis and were sold to the automotive and general industrial markets.

          METALWORKING TOOLS. The Company designs, manufactures and distributes a wide variety of precision metalworking tools to industrial companies that serve the automotive, appliance, construction, farm equipment, medical and aerospace industries. The Company's industrial metalworking tools consist primarily of heading, threading and gundrilling tools. The Company markets its heading and threading tools, which are used to form a variety of fasteners and threaded parts, under the "Reed-Rico" and "Astro Punch" brand names. The Company's gundrilling tools, which are distributed under the "Eldorado" brand name, are used to drill high quality holes to very close tolerances in such products as turbine engines, engine blocks, cylinder heads, transmission shafts, connection rods and medical prostheses.

          METALWORKING MACHINES. The Company designs, manufactures and distributes several types of metalworking machines primarily for the automotive industry. The Company's industrial metalworking machines include threading machines and attachments, gundrilling machines and computer-controlled specialized machine systems for boring and turning applications. The Company markets its threading machines and attachments, which are used to form a variety of threaded parts and fasteners, under the "Reed-Rico" brand name. The Company's gundrilling machines, like its gundrilling tools, are distributed under the "Eldorado" brand name. The Company's specialized machine systems for boring and turning processes are sold under the "Olofsson" brand name.

POWDERED METAL AND OTHER METAL PRODUCTS

     The Company is the largest producer of metal parts manufactured by powdered metal injection molding, and is a leading manufacturer of specialty metal gears and tungsten carbide cutting tools and wear parts that are made using a powdered metal compaction and sintering process. In addition, the Company manufactures advanced technology, lightweight net shape metal-matrix composite parts using a pressure infiltration casting process. The Company believes these businesses have the potential for rapid growth and complement the Company's core competencies in metals, precision metalworking and the management of complex manufacturing processes. Powdered metal and other metal products accounted for approximately 7 percent of the Company's net sales in fiscal 1996 on a pro forma basis and were sold primarily to the general industrial and automotive markets.

     The powdered metal injection molding process is particularly well-suited to high volume production of small, complicated metal parts for numerous industries, including computer peripherals, medical, electronics, automotive, power tools and firearms. The Company believes it can apply its powdered metal injection molding process to new market opportunities, including specialty hand tools and bicycle parts and further penetration of the automotive industry. In addition, the Company manufactures helical gears and tungsten carbide cutting tools and wear parts using a powdered metal compaction and sintering process for various industrial markets. The Company also manufactures advanced technology, lightweight net shape metal-matrix composite parts using a pressure infiltration casting process. Metal matrix composite parts have high thermal conductivity and tightly controlled thermal expansion characteristics, and are used in electronic applications that require heat dissipation, such as automotive, telecommunication, aerospace and computer products. The Company also supplies permanently lubricated metal bearings, bushings and radius plates under the "Lubrite" brand name for offshore drilling, hydroelectric, bridge, construction and marine applications. The

Company believes the broad range of products and highest standards of craftsmanship offer it growth opportunities in the numerous industry applications.

    SALES AND DISTRIBUTION

           The Company sells its metal components and products into five major market areas: aerospace, general industrial, power generation and energy, automotive and other markets, including medical, firearms, ordnance and sporting goods. The relative size of sales to these markets is shown below for fiscal 1995, 1996, and 1996 pro forma.

    [Graphic pie chart depicting Fiscal 1995 Actual Net Sales]

    [Graphic pie chart depicting Fiscal 1996 Actual Net Sales]

    [Graphic pie chart depicting Fiscal 1996 Pro Forma Net Sales]

     The Company's dollar volume of sales to the aerospace market increased in fiscal 1996 on a pro forma basis to $410.5 million from $343.0 million in fiscal 1995 actual, an increase of approximately 20 percent. Sales to the aerospace market as a percentage of net sales, however, declined from 79 percent in fiscal 1995 to 45 percent in fiscal 1996 on a pro forma basis, primarily as a result of the Company's acquisitions. The Company continues to benefit from the strength of the commercial aerospace sector and sales to this industry remain significant; however, the Company believes its diversification into the power generation and energy, general industrial and automotive markets will mitigate the impact to the Company during cyclical downturns in the aerospace industry.

     The Company's sales of investment castings are made through a relatively small number of direct sales personnel located in each business operation and through field sales representatives located at U.S. and international locations near the Company's major customers. Industrial metalworking tools, industrial metalworking machines and powdered metal parts are sold by both the Company's sales forces and sales representatives in the U.S., Europe and Southeast Asia. The Company's fluid management products and services are also sold by a direct sales and marketing staff, and through a worldwide network of independent sales representatives and distributors. Due to the sophisticated nature of the Company's products, the Company's sales efforts require technical personnel to work closely with customers to identify and assist in the development of new products and product modifications and to provide other services that are necessary to obtain new and repeat production orders.

     Sales to GE accounted for approximately 23 percent, 21 percent, 22 percent and 13 percent of the Company's net sales in fiscal 1994, 1995, 1996 and 1996 on a pro forma basis, respectively. Sales to Pratt & Whitney accounted for approximately 23 percent, 17 percent, 16 percent and 10 percent of the Company's net sales in fiscal 1994, 1995, 1996 and 1996 on a pro forma basis, respectively. See "Risk Factors--Aerospace and Other Industry Cyclicality; Customer Concentration; Reduced Government Purchases."

COMPETITION

     The Company is subject to substantial competition in all of the markets it serves. Components and products similar to those made by the Company can be made by competitors using either the same types of manufacturing processes or other forms of manufacturing. Although the Company believes its manufacturing processes, technology and experience provide its customers advantages, such as high quality, competitive prices and physical properties which often meet more stringent demands, alternative forms of manufacturing can be used to produce many of the components and products made by the Company. Despite intense competition, the Company believes it is the number one or two supplier in most of its principal markets. Several factors, including long-standing customer relationships, technical expertise, state-of-the-art facilities and dedicated employees, aid the Company in maintaining its competitive advantages.

     In its precision casting business, the Company's principal competitor is the Howmet Corporation ("Howmet"). Howmet, which is a joint venture owned by Thiokol Corporation and The Carlyle Group, has traditionally supplied blades, vanes and other airfoil castings for aircraft jet engines and industrial gas turbines, and is believed to hold in excess of 50 percent of the total market for cast airfoils. Howmet also manufactures steel and titanium structural investment castings. The Company believes that Howmet is capable of producing structural castings comparable to all but the largest and most complex of the Company's structural investment castings. The Company also believes Howmet has the financial and technical resources to produce castings as large and complex as those produced by the Company should it decide to do so. The Company's competitors for large structural castings also include companies engaged in manufacturing parts through metal forgings, machining and fabrication methods. Investment casting produces many types of parts at significantly lower cost than do these alternate production methods.

     In its other major business areas, which include fluid management products, industrial metalworking tools and machines, powdered metal and other metal products, the Company generally competes with a large number of companies in each of the markets served. The major competitive factors affecting these other business areas include product design and quality, product performance, pricing and product availability.

                                 MANAGEMENT

     The following table sets forth certain information regarding the executive officers and directors of the Company.

           NAME                   AGE                        POSITION
           ----                   ---                        --------

William C. McCormick.........     62     Chairman, President and Chief Executive Officer
William D. Larsson...........     51     Vice President and Chief Financial Officer
Mark Donegan.................     40     Executive Vice President, President -- Structurals Division
Peter G. Waite...............     52     Executive Vice President, President -- PCC Airfoils, Inc.
J. Jack Watson...............     68     Executive Vice President, President -- PCC Flow
                                            Technologies, Inc.
John M. Prosser..............     57     Executive Vice President, President -- PCC Speciality
                                             Products, Inc.
Robert P. Reed...............     39     President -- Advanced Forming Technology, Inc.
Ty W. Eggemeyer..............     37     President -- PCC Composites, Inc.
Karen K. Clark...............     36     Corporate Controller
James A. Johnson.............     55     Treasurer
Don R. Graber................     52     Director
Roy M. Marvin................     65     Director
Dean T. DuCray...............     55     Director
Dwight A. Sangrey............     56     Director
Peter R. Bridenbaugh.........     56     Director
Steven G. Rothmeier..........     49     Director

     William C. McCormick joined the Company in 1985 as its President and Chief Operating Officer. He became Chief Executive Officer in 1991 and Chairman in 1994. Prior to joining the Company, Mr. McCormick served in various management positions with GE.

     William D. Larsson has served as Vice President and Chief Financial Officer of the Company since 1993. He joined the Company in 1980 as Vice President - Finance. Mr. Larsson was previously employed by the American Motors Corporation and the Ford Motor Company.

     Mark Donegan is Executive Vice President of the Company and President of the Structurals Division. Mr. Donegan manages the Company's structural aerospace and certain other investment casting operations in the U.S. and in France. Mr. Donegan joined the Company in 1985. He was previously employed by GE.

     Peter G. Waite is Executive Vice President of the Company and President of PCC Airfoils, Inc. Mr. Waite manages the Company's airfoils and certain other investment casting operations in the U.S. and in England. Mr. Waite joined the Company in 1980. He was previously employed by AETC in Leeds, UK.

     J. Jack Watson is Executive Vice President of the Company and President of PCC Flow Technologies, Inc. Mr. Watson manages the Company's fluid management operations. Mr. Watson served as Chairman, President and Chief Executive Officer of NEWFLO until its acquisition by the Company in July 1996.

     John M. Prosser is Executive Vice President of the Company and President of PCC Specialty Products, Inc. Mr. Prosser manages the Company's operations in industrial metalworking tools and machines, and certain powdered metal operations. Mr. Prosser served as President of Quamco, Inc. from 1988 until its purchase by the Company in March 1995.

     Robert P. Reed is President of Advanced Forming Technology, Inc. ("AFT"), the Company's metal injection molding operation. Before Mr. Reed joined AFT in 1991, he was employed in the Company's structural castings business operations.

     Ty W. Eggemeyer is President of PCC Composites, Inc., the Company's metal matrix composite operation. Before assuming this position in 1995, Mr. Eggemeyer served as the Company's Corporate Director of Business Development.

     Karen K. Clark joined the Company in 1994 as Corporate Controller. Prior to her employment by the Company, Ms. Clark served as corporate planning manager at Tektronix, Inc.

     James A. Johnson has been employed by the Company since 1986, first as Manager of Accounting and Taxation and since 1993 as Treasurer.

     Don R. Graber has served as a director since 1995 and is President and Chief Operating Officer of Huffy International. Until July 1996, he was President of Worldwide Household Products Group of The Black & Decker Corporation.

     Roy M. Marvin has served as a director of the Company since 1967. Mr. Marvin was Vice President Administration of the Company from 1980 until his retirement in June 1996.

     Dean T. DuCray has served as a director since 1996 and is Vice President and Chief Financial Officer of York International Corporation, a manufacturer of heating, air conditioning, ventilation and refrigeration equipment.

     Dwight A. Sangrey has served as a director since 1990 and is President and Chief Executive Officer of Fraction Biologies, L.L.C., a manufacturer and distributor of pharmaceutical products. Mr. Sangrey is also a director of Northwest Natural Gas Company.

     Peter R. Bridenbaugh has served as a director since 1995 and is Executive Vice President - Automotive of Aluminum Co. of America, an integrated producer of aluminum and other products for the packaging, aerospace, automotive, building and construction, and commercial and industrial markets.

     Steven G. Rothmeier has served as a director since 1994 and is Chairman and Chief Executive Officer of Great Northern Capital, a private investment and merchant banking firm. Mr. Rothmeier is also a director of Honeywell, Inc., E.W. Blanch Holdings, Inc. and Department 56, Inc.


                        DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock.

COMMON STOCK

     Holders of Common Stock are entitled to receive dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. See "Price Range of Common Stock and Dividends." Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all liabilities of the Company and the liquidation preference of any outstanding class or series of Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company hereby when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to any series of Preferred Stock that the Company may issue in the future, as described below. The Company's Restated Articles of Incorporation limit the personal liability of a director to the Company or its shareholders for monetary damages for conduct as a director, except such limitation does not apply to (i) any breach of the director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any unlawful distribution or (iv) any transaction from which the director derived an improper personal benefit.


PREFERRED STOCK

     The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders of the Company. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock.

     The potential issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, Common Stock. The Company has no plans to issue shares of Preferred Stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is the Bank of New York.

                   CERTAIN UNITED STATES TAX CONSEQUENCES
                        TO NON-UNITED STATES HOLDERS

GENERAL

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder who is not a United States person or entity (a "Non-U.S. Holder"). For purposes of this discussion, a "Non-U.S. Holder" is any person or entity that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign estate or trust, or a foreign partnership. An alien individual is treated as a resident of the United States during a calendar year if the individual (i) is a lawful permanent resident of the United States at any time during the calendar year, (ii) meets the substantial presence test, or (iii), if certain conditions are satisfied, elects to be treated as a resident. The substantial presence test is met if an individual is present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during the current calendar year and the two preceding calendar years (counting for such purposes all of the days present in the United States during the current year, one-third of the days present in the United States during the immediately preceding year, and one-sixth of the days present in the United States during the second preceding year). Resident aliens are subject to United States federal tax as if they were United States citizens.

     This discussion does not address all aspects of United States federal income and estate taxes or consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. This discussion does not take into account provisions of income tax treaties that may be applicable in certain circumstances, nor does it deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders. Furthermore, this discussion is based on current provision of the Internal Revenue Code of 1986, as amended (the "IRC"), existing and proposed regulations promulgated thereunder, and public administrative and judicial interpretations thereof, all of which are subject to changes, which could be applied retroactively. Each prospective purchaser of Common Stock is advised to consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding and disposing of Common Stock.

DIVIDENDS

     Except as described below, dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of United States federal income tax at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States. If the dividend is effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States, the dividend generally will be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates and will be exempt from the 30 percent withholding tax described above (assuming the necessary certification and disclosure requirements are met). Any such effectively connected dividends received by a foreign corporation may, in certain circumstances, be subject to an additional "branch profits tax" at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty. If a dividend is effectively connected with conduct of a trade or business by a nonpublicly traded partnership, and any portion of the dividend is allocable under IRC ss. 704 to a foreign partner, United States federal income tax is withheld at the highest individual rate (if the foreign partner is not a corporation) and at the highest corporate rate (if the foreign partner is a corporation), regardless of whether the dividend is distributed to the foreign partner. A publicly traded partnership is required to withhold tax on such a dividend only upon actual distribution to a foreign partner, unless it elects to be subject to the withholding rules applicable to nonpublicly traded partnerships.

     Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (i) for purposes of the withholding discussed above (unless the payor has knowledge to the contrary), and (ii), under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations not currently in effect, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to file certain forms and meet other certification requirements.

     A Non-U.S. Holder of Common Stock who is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate, timely claim for refund with the United States Internal Revenue Service ("Service").

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income tax on any gain recognized on a disposition of a share of Common Stock unless (i) subject to the exception discussed below, the Company is or has been a "United States real property holding corporation" (a "USRPHC") within the meaning of IRC ss. 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the period during which such Non-U.S. Holder held the Common Stock (the "Required Holding Period"), (ii) the gain is effectively connected with the conduct of a trade or business within the United States of the Non-U.S. Holder and, if a tax treaty applies, attributable to a permanent establishment maintained by the Non-U.S. Holder, (iii) the Non-U.S. Holder is an individual who holds the share of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a "tax home" (as defined for United States federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual, or (iv) the Non-U.S. Holder is subject to tax pursuant to the Code provisions applicable to certain United States expatriates. If an individual Non-U.S. Holder falls under clause (ii) or (iv) above, he or she will be taxed on his or her net gain derived from the sale under regular United States federal income tax rates. If the individual Non-U.S. Holder falls only under clause (iii) above, he or she will be subject to a flat 30 percent tax on the gain derived from the sale which may be offset by losses, allocable to sources within the United States, from sale or exchange of capital assets at any time during the year (notwithstanding the fact that he or she is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (ii) above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, will under certain circumstances be subject to the branch profits tax equal to 30 percent of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

     A corporation is generally a USRPHC if the fair market value of its United States real property interests equals or exceeds 50 percent of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The Company believes that it is not currently a USRPHC; however, even if the Company met the test for a USRPHC, a Non-U.S. Holder would generally not be subject to tax, or withholding in respect of such tax, on gain from a sale or other disposition of Common Stock solely by reason of the Company's USRPHC status if the Common Stock is regularly traded on an established securities market ("regularly traded") during the calendar year in which such sale or disposition occurs, provided that such holder does not own, actually or constructively, Common Stock with a fair market value in excess of 5 percent of the fair market value of all Common Stock outstanding at any time during the Required Holding Period. The Company believes that the Common Stock will be treated as regularly traded.

     If the Company is or has been a USRPHC within the required Holding Period, and if a Non-U.S. Holder owns or, at any time during the Required Holding Period, owned in excess of 5 percent of the fair market value of Common Stock (as described in the preceding paragraph), such

Non-U.S. Holder of Common Stock would be subject to United States federal income tax at regular graduated rates under certain rules ("FIRPTA tax") on gain recognized on a sale or other disposition of such Common Stock. In addition, if the Company is or has been a USRPHC within the Required Holding Period and if the Common Stock is not treated as regularly traded, a Non-U.S. Holder (without regard to its ownership percentage) would be subject to withholding in respect to FIRPTA tax at a rate of 10 percent of the amount realized on a sale or other disposition of Common Stock and would be further subject to FIRPTA tax in excess of the amounts withheld. Any amount withheld pursuant to such withholding tax would be creditable against such Non-U.S. Holder's United States federal income tax liability. Non-U.S. Holders are urged to consult their tax advisors concerning the potential applicability of these provisions.

FEDERAL ESTATE TAXES

     Common Stock owned, or treated as owned, by an individual Non-U.S. Holder at the time of his or her death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     The Company must report annually to the Service and to each Non-U.S. Holder of the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and the withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty or other agreement with the tax authorities in that country.

     Backup withholding of United States federal income tax (which, in general, is a withholding tax imposed at the rate of 31 percent on certain payments to persons that fail to furnish certain information under the United States information requirements) generally will not apply to (i) the payment of dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States or (ii) the payment of the proceeds of the sale of Common Stock to or through the foreign office of a broker. Under temporary regulations, backup withholding is not required with respect to payment of proceeds from a sale of Common Stock through a foreign office of a broker that is a United States person or a "U.S. related person," although, the Service has issued proposed regulations that appear to require backup withholding unless the broker is not required to file an information return with respect to the payment. In the case of the payment of proceeds from a sale of Common Stock through a foreign office of a broker that is a United States person or a "U.S. related person," information reporting is required with respect to the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and has no actual knowledge to the contrary) and certain other requirements are met or the holder otherwise establishes an exemption. As used above, a "U.S. related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes, or (ii) a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The payment of the proceeds of a sale of shares of Common Stock to or through a United States office of a broker is subject to information reporting and possible backup withholding unless the owner certifies its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's United States federal income tax liability, provided that the required information is furnished to the Service.

     These information reporting and backup withholding rules are under review by the United States Treasury, and their application to the Common Stock could be changed prospectively by future regulations.

                                UNDERWRITERS

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof, the U.S. Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, and the International Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of the Company's Common Stock set forth opposite the names of such Underwriters below:

                                                                    Number
               Name                                               of Shares
               ----                                               ---------

     U.S. Underwriters:
          Morgan Stanley & Co. Incorporated...........
          Goldman, Sachs & Co.........................




                                                                  ---------
               Subtotal   ............................            3,200,000

     International Underwriters:
          Morgan Stanley & Co. International Limited..
          Goldman Sachs International.................




                                                                  ---------
               Subtotal   ............................              800,000
                                                                  ---------

               Total      ............................            4,000,000
                                                                  =========

     The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter shall apply only to shares of Common Stock purchased by it in its capacity as a U.S. Underwriter, (ii) made by it in its capacity as an International Underwriter shall apply only to shares of Common Stock purchased by it in its capacity as an International Underwriter and (iii) shall not restrict its ability to distribute any prospectus relating to the shares of Common Stock to any person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the UnitedStates or Canada or any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters are referred to herein as the U.S. Shares and the International Shares, respectively.

     Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price and currency of any shares sold shall be the Price to Public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

     Each International Underwriter has agreed that: (i) it has not offered or sold and will not offer or sell any shares of Common Stock to persons in the United Kingdom ("U.K.") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the U.K. within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the U.K.; and (iii) it has only issued or passed on, and will only issue or pass on, to any person in the U.K. any document received by it in connection with the issue of the Common Stock, if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the document may otherwise lawfully be issued or passed on.

     The Underwriters propose to offer part of the Common Stock directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of $ per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ a share to other Underwriters or to certain dealers.

     Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of the Prospectus, to purchase up to 600,000 additional shares of Common Stock at the Price to Public set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such U.S. Underwriter's name in the proceeding table bears to the total number of U.S. Shares as offered hereby.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company and directors and executive officers of the Company have agreed in the Underwriting Agreement, with certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, except for the shares to be sold in the offerings, for a period of at least 90 days from the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the several Underwriters. If any such consent is given it would not necessarily be preceded or followed by a public announcement thereof.

                               LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock offered hereby will be passed upon for the Company by Stoel Rives LLP, Portland, Oregon. Brown & Wood LLP, San Francisco, California, will act as counsel for the Underwriters.

                                  EXPERTS

     The consolidated financial statements of the Company incorporated by reference to the Annual Report on Form 10-K of Precision Castparts Corp. for the year ended March 31, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of The Olofsson Corporation and subsidiaries as of December 31, 1995, and for the year ended December 31, 1995 included in Amendment No. 1 to the Current Report on Form 8-K/A of PCC dated May 31, 1996 and incorporated by reference in this Prospectus and Registration Statement of which this Prospectus is a part have been incorporated by reference herein and therein in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of NEWFLO Corporation at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, included in Amendment No. 1 to the Current Report on Form 8-K/A of PCC dated July 31, 1996 and incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, incorporated by reference herein, and are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The balance sheet as of June 30, 1996 and the statements of income and cash flows for the year then ended of AE Turbine Components Limited incorporated in this Prospectus by reference to Amendment No. 1 to the Current Report on Form 8-K/A of Precision Castparts Corp. dated March 31, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                   [LOGO]

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    Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
- --------------------------------------------------------------------------------

               [Alternate page for International Prospectus]

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED SEPTEMBER 27, 1996

                              4,000,000 SHARES

                         PRECISION CASTPARTS CORP.

                                COMMON STOCK

                        ----------------------------


    Of the 4,000,000 Shares of Common Stock offered, 800,000 Shares are being offered initially outside the United States and Canada by the Interna-
       tional Underwriters and 3,200,000 Shares are being offered initially in the United States and Canada by the U.S. Underwriters. See
            "Underwriters." All of the Shares of Common Stock offered
            are being sold by the Company. The Company's Common Stock
               is listed on the New York, Philadelphia, Midwest and
               Pacific Stock Exchanges. On September 26, 1996, the
                 reported last sale price of the Common Stock on
                  the New York Stock Exchange Composite Tape was
                                     $50 7/8.

     SEE "RISK FACTORS" AT PAGE 9 FOR INFORMATION THAT SHOULD BE CONSIDERED BY
                              PROSPECTIVE INVESTORS.

                   --------------------------------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                            A CRIMINAL OFFENSE.

                            --------------------
                              PRICE $ A SHARE
                            --------------------


                                                 Underwriting
                                   Price to      Discounts and      Proceeds to
                                    Public       Commissions(1)      Company(2)
                                    ------       --------------      ----------
Per Share......................     $              $                   $

Total(3).......................   $              $                   $
- --------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2)   Before deducting expenses payable by the Company estimated at $500,000.
(3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 600,000 additional Shares at the price to public, less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be $________, $________ and $________, respectively. See "Underwriters."

                            --------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters, and subject to approval of certain legal matters by Brown & Wood LLP, counsel for the Underwriters. It is expected that the delivery of the Shares will be made on or about ___________, 1996, at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in same day funds.

                            --------------------

MORGAN STANLEY & CO.                                 GOLDMAN SACHS INTERNATIONAL
      International
__________________, 1996

                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by registrant in connection with the sale of the Common Stock being registered. All amounts are estimates except the registration fee, the NYSE Listing Fee and the NASD filing fee.

     Registration fee............................................ $ 76,345
     NYSE listing fee............................................   17,500
     NASD filing fee.............................................   22,640
     Blue Sky fees and expenses, including legal fees............   15,000
     Accounting fees and expenses................................   30,000
     Legal fees and expenses.....................................  125,000
     Transfer agent and registrar fees...........................    5,000
     Printing and engraving......................................  125,000
     Miscellaneous...............................................   83,515
                                                                   -------
              Total.............................................. $500,000
                                                                  ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article VI of the Company's Restated Articles of Incorporation (the "Articles"), authorizes indemnification of current or former directors or officers of the Registrant to the fullest extent permitted by law. In addition, the Company has entered into indemnity agreements with certain of its officers and directors. The Bylaws of the Company require indemnification of officers and directors to the fullest extent permitted by the Oregon Business Corporation Act (the "Act"). The effects of the Articles, the Bylaws, the Act, and the indemnity agreements (the "Indemnification Provisions") are summarized as follows:

          (a) The Indemnification Provisions grant a right of indemnification in respect of any action, suit or proceeding (other than an action by or in the right of the Company) against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred, if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, was not adjudged liable on the basis of receipt of an improper personal benefit and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement, conviction or plea of nolo contendere does not, of itself, create a presumption that the person did not meet the required standards of conduct.

          (b) The Indemnification Provisions grant a right of indemnification in respect of any action or suit by or in the right of the Company against the expenses (including attorney fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, except that no right of indemnification will be granted if the person is adjudged to be liable to the Company.

          (c) Every person who has been wholly successful on the merits of a controversy described in (a) or (b) above is entitled to indemnification as a matter of right.

          (d) Because the limits of permissible indemnification under Oregon law are not clearly defined, the Indemnification Provisions may provide indemnification broader than that described in (a) and (b).

          (e) The Company may advance to a director or officer the expenses incurred in defending any action, suit or proceeding in advance of its final disposition if the director or officer affirms in good faith that he or she has met the standard of conduct to be entitled to indemnification as described in (a) or (b) above and undertakes to repay any amount advanced if it is determined that the person did not meet the required standard of conduct.

     The Registrant may obtain insurance for the protection of its directors and officers against any liability asserted against them in their official capacities.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

ITEM 16.   EXHIBITS

     *1.1  Form of Underwriting Agreement

      4.1 Restated Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to Amendment No. 3 to the Company's Registration Statement on Form 8A/A, filed September 27, 1996 (the "Form 8A/A"))

      4.2 Bylaws of the Company, as amended (incorporated by reference to Exhibit 3.2 to the Company's Form 8A/A)

     *5.1  Opinion of Stoel Rives LLP

     23.1  Consent of Price Waterhouse LLP

     23.2  Consent of Ernst & Young LLP

     23.3  Consent of KPMG Peat Marwick LLP

     23.4 Consent of Stoel Rives LLP (contained in their opinion filed as Exhibit 5.1).

     24.1 Power of Attorney of the directors and certain officers of the Company (included on Page II-5 of the Registration Statement)

- -------------------------

* To be filed by Amendment.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, as amended, (the "Securities Act") the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PORTLAND, STATE OF OREGON, ON SEPTEMBER 27, 1996.

                                  PRECISION CASTPARTS CORP.


                                  By: WILLIAM C. MCCORMICK
                                      ------------------------------------
                                      William C. McCormick
                                      Chairman, President and
                                        Chief Executive Officer

                             POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William C. McCormick and William D. Larsson, and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents for him and on his behalf and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), granting unto said attorneys, and each of them, full power and authority to do and to perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he himself might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE FOLLOWING CAPACITIES EFFECTIVE ON SEPTEMBER 27, 1996.

            SIGNATURE                                     TITLE
            ---------                                     -----

      WILLIAM C. MCCORMICK             Chairman of the Board,
- ----------------------------------     President and Chief
      WILLIAM C. MCCORMICK             Executive Officer
                                       (Principal Executive Officer)


       WILLIAM D. LARSSON              Vice President and
- ----------------------------------     Chief Financial Officer
       WILLIAM D. LARSSON              (Principal Financial and
                                       Accounting Officer)


      PETER R. BRIDENBAUGH             Director
- ----------------------------------
      PETER R. BRIDENBAUGH


          DON R. GRABER                Director
- ----------------------------------
          DON R. GRABER


         DEAN T. DUCRAY                Director
- ----------------------------------
         DEAN T. DUCRAY

            SIGNATURE                                     TITLE
            ---------                                     -----

          ROY M. MARVIN                Director
- ----------------------------------
          ROY M. MARVIN


       STEVEN G. ROTHMEIER             Director
- ----------------------------------
       STEVEN G. ROTHMEIER


        DWIGHT A. SANGREY              Director
- ----------------------------------
        DWIGHT A. SANGREY

                             INDEX TO EXHIBITS

                                                                SEQUENTIALLY
                                                                  NUMBERED
EXHIBIT NO.                    EXHIBIT                          PAGE NUMBER
- -----------                    -------                          -----------
  *1.1     Form of Underwriting Agreement

   4.1     Restated Articles of Incorporation, as
           amended (incorporated by reference to
           Exhibit 3.1 to Amendment No. 3 to the
           Company's Registration Statement on Form
           8A/A, filed September 27, 1996 (the "Form
           8A/A"))

  4.2      Bylaws of the Company, as amended
           (incorporated by reference to Exhibit 3.2 to the Company's Form 8A/A)

 *5.1      Opinion of Stoel Rives LLP

  23.1     Consent of Price Waterhouse LLP

  23.2     Consent of Ernst & Young LLP

  23.3     Consent of KPMG Peat Marwick LLP

  23.4 Consent of Stoel Rives LLP (contained in their opinion filed as Exhibit 5.1).

  24.1     Power of Attorney of the directors and
           certain officers of the Company (included on Page II-5 of the Registration Statement)

- -------------------------

* To be filed by Amendment.